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CUBIC CORPORATION
2009 ANNUAL REPORT

1959 to 2009 ••• 50 Years of Growth



Stock Performance Graph for Cubic Corporation



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Cubic Corporation
Peer Group Index
S & P 500 Index

Comparison of cumulative total return of Cubic Corporation, its peer group, and a broad market index.

	Fiscal Year Ending					
	2004	2005	2006	2007	2008	2009
Cubic Corporation	100.00	75.51	87.09	188.83	110.83	**178.98**
S&P 500 Index	100.00	112.25	124.37	144.82	112.99	**105.18**
Peer Group Index	100.00	119.66	143.17	196.07	142.86	**135.69**

The chart assumes that $100 was invested on October 1, 2004 in each of Cubic Corporation, the S&P 500 index and the peer group index, and compares the cumulative shareholder return on investment as of September 30th, of each of the following 5 years. The return on investment represents the change in the fiscal year-end stock price plus reinvested dividends.

Cubic's peer group is defined as the Space, Defense and Homeland Security (SPADE®) Index.

The constituents of this index are listed on page 67.

50 Years of Growth



$1,100
$1,000
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$100
$0
(in millions)
$1,017 billion
$5 million
1959
1969
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1999
2009

Cubic's sales grew at an 11 percent CAGR from 1959 to 2009

Financial Highlights and Summary of Consolidated Operations

	Years Ended September 30,				
	2009	2008	2007	2006	2005
	(amounts in thousands, except per share data)				
Results of Operations:					
Sales	**$ 1,016,657**	$ 881,135	$ 889,870	$ 821,386	$ 804,372
Cost of sales	**805,516**	709,481	727,540	687,213	672,541
Selling, general and administrative expenses	**111,828**	98,613	94,107	96,325	110,109
Interest expense	**2,031**	2,745	3,403	5,112	5,386
Income taxes	**29,554**	20,385	23,662	12,196	453
Net income	**55,686**	36,854	41,586	24,133	11,628
Average number of shares outstanding	**26,731**	26,725	26,720	26,720	26,720
Per Share Data:					
Net income	**$ 2.08**	$ 1.38	$ 1.56	$ 0.90	$ 0.44
Cash dividends	**0.18**	0.18	0.18	0.18	0.18
Year-End Data:					
Shareholders' equity	**$ 420,845**	$ 388,852	$ 382,771	$ 323,226	$ 297,158
Equity per share	**15.74**	14.55	14.33	12.10	11.12
Total assets	**756,315**	641,252	592,565	548,071	547,280
Long-term debt	**20,570**	25,700	32,699	38,159	43,776

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

Market and Dividend Information

	Sales Price of Common Shares				Dividends per Share	
	Fiscal 2009		Fiscal 2008		Fiscal 2009	Fiscal 2008
Quarter	**High**	**Low**	**High**	**Low**		
First	**$28.91**	**$18.85**	$47.80	$34.90	-	-
Second	**31.43**	**22.50**	35.99	25.42	**$0.09**	$0.09
Third	**40.05**	**25.10**	28.72	20.12	-	-
Fourth	**41.40**	**33.73**	29.58	21.43	**$0.09**	$0.09



Dear Shareholders,



Our financial condition is the strongest in our history.

I am pleased to report that fiscal year 2009 was our best year in the company's history. Sales increased 15 percent to $1.017 billion, exceeding $1 billion for the first time. Net income rose by 51 percent to $55.7 million or $2.08 per share, and total backlog at the end of the year exceeded $2 billion, setting a new record.

Several key achievements contributed to our strong performance. In this past year, our transportation and defense businesses increased their global footprint by winning new contracts with new customers, and delivered superior performance on existing contracts. We also made an acquisition in the transportation segment that will help us expand our support services to transit operators in the U.S.

Transportation Systems Segment

Our transportation business is building upon its position as the global leader in automated fare collection. We believe our transportation business is on track to double its sales in the next 5 – 7 years, reflecting an estimated $10 billion in potential domestic and international opportunities over the next 10 years. Significant ingredients for this growth include penetration into the German market, important trials in India, and our recent acquisition of a fully equipped customer service operation in Concord, CA where we will expand our business to transit operators in the San Francisco Bay Area.

Greater London has been and continues to be a vital market for us. In August of 2010 we will transition from the current PRESTIGE contract, awarded in 1998, to the Future Ticketing Agreement. Under the new contract, we will provide a broader range of services to maintain and run the most sophisticated automated fare collection system in the world. Our contract with Transport for London sets the foundation for us to achieve growth in services and provide infrastructure improvements for future ticketing innovations, such as ticketing by mobile phones and bank cards. These innovations are an extension of London's comprehensive public transit plan. We are proud of the city's Oyster™ card system, which will help make travel more convenient for millions of spectators at the 2012 Olympic Games.

We see a strategic shift in the market due to the steady integration of complex software applications into regional automated fare collection systems. As a result, many transit authorities are outsourcing services. This will continue to be an important market for us. Currently we provide services to transit authorities in more than 15 geographical regions worldwide, and it is a key element in our business strategy.

Mission Support Services Segment

Mission Support Services is recognized in the industry as a high value contributor of training support and education for U.S. Department of Defense (DoD) agencies. Maintaining an outstanding record of past performance will continue to be one of its key strengths. Our professional workforce consistently provides responsive and high quality support to our customers, and continues to improve performance through innovation, cost consciousness, solid management, and anticipation of future requirements. This commitment enables us to sustain an enviable win rate on recompete contracts.

Winning competitive awards is critically important to our services business, particularly when our principal contracts are recompeted. This year for the sixth consecutive time, we were awarded the Korean Battle Simulation Center support contract by the U.S. Forces Korea. We have provided support services for the center since 1991 when it was first established.

The U.S. Army Joint Readiness Training Center in Fort Polk, LA is another example where our reputation for excellence has led to new opportunities. In 2009, we were awarded a contract by the U.S. Army to provide advisor services training at Fort Polk, which reflects the U.S. military strategy to transfer responsibility for the security of Iraq and Afghanistan to their in-country forces. Fort Polk will be the new home for this type of training and we are well positioned to win more of this work. Advisor training is in addition to the mission rehearsal exercises and training support we have been providing at Fort Polk since 1987.

We are pursuing new opportunities within or adjacent to our core competencies. For the first time, we won contracts awarded by the Organization of American States. These contracts provide opportunities for us



to expand our competencies into seaport security assessments, maritime security training, and compliance with international seaport regulations. Federal regulators and the international port and shipping community are seeking maritime security contractor support to help them comply with stringent regulations that could have a dramatic impact on the global shipping industry.

We also won a new contract for the newest combatant command in the DoD. The U.S. Africa Command carries the same stature as the six other combatant commands but is uniquely focused on conflict prevention. We are helping this command to professionalize African security forces so that African nations can ultimately provide their own national security.

In the past few years we have been diversifying our services to include logistics. Last year's acquisition of Omega Training Group accelerated this effort and positioned us at key bases which should be the biggest recipients of consolidation from the DoD's Base Realignment and Closure activities. This will be an advantage because we will be at the locations where decisions influencing the future of training will be made.

This is an exciting time for Cubic to capture opportunities. We have a solid management team in place, and the company has ample financial capacity to make meaningful acquisitions, which we are diligently pursuing. In terms of our organic growth, we plan to invest more in research and development. We intend to expand our core businesses and also build new footprints in security and the cyber threat domain.

Defense Systems Segment

With our restructured defense systems business we have seen immediate financial results, improved program execution and have a more focused, agile organization.

Cubic Defense Systems is the world's leading provider of air and ground combat training systems. We have the largest installed base of live air and ground combat training systems worldwide. That gives us the advantage of scale. Our global customer base provides us with opportunities for follow-on business, including system enhancements and upgrades needed by military and security forces to prevail in their mission to provide security for the U.S. and our allies.

This year we extended our global footprint. We won contracts for ground combat training systems, virtual skills trainers, and air combat training systems from nations in the Middle East, Europe, and Southeast and Central Asia. We anticipate opportunities to provide our P5 air combat training systems and ground combat training systems to U.S. allies in Europe.

We are stepping up the focus and pace of innovation to reinforce and extend our leadership position. This past year we instituted an innovation challenge, inspiring fresh ideas from our engineers. As a result, we have successfully enhanced the capabilities of our MILES laser-based combat instrumentation.

On another product development effort, we launched a new immersive virtual reality trainer called CombatRedi™. It provides economical and realistic 3D virtual scenarios to help small combat units receive intensive training. Reinforcing a thrust for new opportunities in adjacent markets, we have adapted our air combat training pods for use in the test and evaluation market. For the first time, this equipment is being used for flight testing Joint Direct Attack Munition Guidance kits. Our organization is focused on creating high value innovations for our customers.

Into the Future

In a year when the economy weakened from the continuing downturn, we closed our 50th year as a publicly traded company with our best year ever. I would like to thank and congratulate my team who worked diligently to make 2009 a milestone year for Cubic and its shareholders. In particular, I want to express my appreciation to Raymond L. deKozan, Senior Group Vice President. After 49 years of service to the company and valued contributions to our success, he has announced his retirement effective in January 2010. On behalf of Cubic's Board of Directors and all of the employees at Cubic, I wish Ray the very best in his retirement.

I am optimistic about Cubic's future and I am confident that the company has the resources to fulfill its aspirations for growth. Thank you for your continued support of Cubic.

Respectfully yours,



Walter J. Zable
CEO and Chairman of the Board
December 18, 2009




CC
27FW
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DEFENSE

Cubic is a leading provider of training systems, services and products to U.S. and allied forces in more than 50 nations.

Defense

Fiscal Year 2009 Sales
- $710 million

2009 Year End Backlog
- $1.4 billion

Employees
- 6,000 in 30 states and 20 nations

Principal Lines of Business
- Mission Support Services
- Defense Systems

Customers
- U.S. Armed Forces
- Other U.S. agencies and departments
- 50 nations

Key Discriminators
- Unique position as a full-spectrum provider of training systems and training support services
- Worldwide leader in live training systems
- Strong reputation in mission support services
- Innovative new products
- Platform independent
- Common Data Link (CDL) certified

Sales Mix



SEGMENT

- Mission Support Services... 60%
- Defense Systems 40%



CUSTOMER LOCATION

- U.S. 79%
- International 21%



Future Growth Opportunities

- Logistics, operations, and maintenance support services
- Live, virtual and constructive training
- Joint and multinational training
- Modeling and simulation of the effects of weapons of mass destruction
- International ground combat training systems and air combat training systems
- Immersive training systems
- Optical communication solutions for the battlefield
- Data links for manned and unmanned platforms
- Test and evaluation of products and systems designed for military use
- Maritime security
- Cyber security

Key Innovations

- Integration of live, virtual and constructive training domains
- Personal area network for tactical engagement simulation systems
- Integration of satellite communications into combat training systems
- Cost-efficient mission rehearsal exercises for deploying troops
- Simulation of weapons of mass destruction effects in training environments
- Integration of improvised explosive device simulators into combat training center instrumentation systems
- Optical communications with low probability of intercept/detect/jamming




U.S. ARMY

Cubic is helping the U.S. Africa Command to provide training support that strengthens the security capacity of African militaries.

Mission Support Services



Cubic is a leading provider of highly specialized support services for the U.S. and allied nations. We provide a combination of our support services for all echelons of the U.S. armed services, U.S. DoD joint community, other federal, state and local government agencies, and our allies.

Our comprehensive support services help professional military units prepare for combat and national security missions. These services include: planning and operational support for theater and worldwide exercises, computer-based simulations, highly realistic mission rehearsals, mobilization and demobilization of deploying forces, range support and operations, logistics and maintenance operations, professional military education, leader development, force modernization for North Atlantic Treaty Organization entrants, open source data collection, and engineering and technical support.



Outstanding past performance is a key reason why Cubic is a trusted provider of support services. Having served as prime contractor at more than 35 training facilities, we have earned a reputation for consistently exceeding customer expectations. Cubic's skilled and dedicated employees are a key reason why customers in more than 130 locations in 20 countries rely on us for mission critical support.

Key Accomplishments



- **Awarded a new prime contract valued up to $70 million over 5 years by the U.S. Army to develop and conduct battle simulation training exercises for the United States Forces Korea (USFK).** Cubic has won the Korea Battle Simulation Center support contract for the USFK six consecutive times over the last 18 years.
- **Received a $44 million sole source award to provide comprehensive support to the U.S. Army for training of Foreign Security Transition Teams.** This program is an add-on task order to Cubic's Joint Readiness Training Center mission support contract that further expands the scope of support services we have provided for the U.S. Army at Fort Polk, LA since 1987.
- **Awarded a new competitive prime contract valued up to $30 million over 5 years to provide joint training and exercise services to the newly established U.S. Africa Command, located in Stuttgart, Germany.** This contract award further broadens Cubic's role as a key global provider of mission support services to operational, combatant and component U.S. military commanders.



- **Awarded several new prime contracts by the Organization of American States (OAS).** Cubic will provide maritime port security assessments, training support, and counterterrorism and crisis action exercises to Caribbean and Latin American countries.
- **Selected to support improvised explosive device training as part of winning contractor team.** Cubic is part of a team that recently received a 1-year task order from the Mission and Installation Contracting Command at Fort Eustis, VA to support training at 16 U.S. Army installations in the continental United States.
- **Won a new prime contract with Air Force Research Labs.** Cubic will support all-hazards emergency management, counter-proliferation technologies, and Air Force human effectiveness.
- **Won a new prime contract awarded by the U.S. Army Program Manager Mortars.** Cubic will provide training and related services in support of fielding new mortar systems to U.S. Army combat units.



Expanding Services at Fort Polk, LA and the Joint Readiness Training Center



The mission of U.S. foreign military transition teams is a high priority. Improving the proficiency of indigenous forces is their primary mission, and much of the ongoing efforts in Iraq and Afghanistan depend on transition teams' readiness to carry it out. Before they deploy, military transition teams from all of the U.S. armed services receive essential training from Cubic. They rely on us to help them gain the skills they need to live with, train and advise Iraqi and Afghan military units.

Last year the U.S. Marine Corps Security Cooperation, Education, and Training Center awarded Cubic a contract to train Marine advisors. This year the U.S. Army accelerated this type of training. Under a new contract awarded by the U.S. Army, Cubic is now providing training for foreign military transition teams at key military installations in the U.S., including the Joint Readiness Training Center at Fort Polk, LA. Considered to be a premier national training asset, Fort Polk is the new headquarters for U.S. Army transition team training.

Cubic's new contract for advisor training expands the scope of and leverages the services that we have been providing to the Joint Readiness Training Center since 1987. Since 2001, the focus of our training support has been and continues to be highly realistic live training and mission rehearsal exercises for light infantry and special operations forces. Now Cubic is playing a central role in supporting two of the most critical training requirements needed by U.S. forces to carry out their missions in Iraq and Afghanistan.

Beginning early in 2009, Fort Polk and the Joint Readiness Training Center, supported by Cubic, gained the additional mission to train and prepare U.S. Army Foreign Security Transition Teams for deployment.

Supporting New Customers

The DoD structured the new U.S. Africa Command to be equal in stature and priority to its six other geographical combatant commands. However its primary focus is conflict prevention, not defensive intervention. The U.S. Africa Command, also known as AFRICOM, is mandated to play a supportive role in helping African nations achieve their own security. We began supporting this new command when it was first established in 2007. Our media analysis and effects assessments provided the local perspective they needed to build partnerships with other African nations, international partners and U.S. agencies. Now that AFRICOM has been formally activated, their need for support services has changed.

Acknowledging the vital importance of security, AFRICOM selected Cubic to help them professionalize African militaries. We are providing subject matter experts who are highly experienced in bridging training gaps and building camaraderie among uniformed armies from different cultures. A key part of the training includes the development and execution of training exercises. This preparation will reinforce the capabilities needed by African militaries to provide security and stability for their own nations.

Entering New Markets

Taking steps to safeguard ports against maritime security threats is a complex undertaking. Our portfolio of maritime expertise spans the gamut of relevant disciplines necessary for a truly effective maritime security program. Port operations, law enforcement, U.S. government and international maritime laws and regulations, and military services related to maritime security, are all part of our expertise.



We serve to reinforce cooperation among all maritime industry stakeholders. That is a key reason why the Inter-American Committee Against Terrorism of the Organization of American States chose Cubic as its prime contractor.

Under the new contract, Cubic will conduct seaport security assessments and maritime security training to enhance the safety of passengers and the efficient throughput of cargo at key ports in the Caribbean. These ports experience high levels of commercial and civilian activity vital to the economic health of these island nations. Cubic's effort will strengthen the capabilities of port authorities, law enforcement and customs personnel in counterterrorism and crisis management, ultimately resulting in a safer environment for commerce, passengers and crews.

Extending Long-Term Support Services

Cubic has earned an 18-year track record of performance at the Korea Battle Simulation Center. Since its inception in 1991, we have served as the prime contractor for the center. This year the U.S. Forces Korea recompeted its support contract and, once again, chose Cubic for the sixth consecutive competitive award. This win is a direct result of our customer's long-term satisfaction with Cubic and our sustained commitment to the program.


EIGHTH UNITED STATES ARMY
CP OSCAR
PAO

On behalf of the Korea Battle Simulation Center, Cubic provides critically important training to the U.S. and Republic of Korea forces, as well as other Pacific-based U.S and allied forces. Demand for our support services is ongoing because it is essential to the U.S. Republic of Korea Alliance. Our support helps them uphold their enduring commitment to maintain stability in the region. Ultimately our support services help improve the combined and joint coordination procedures, plans and systems necessary for U.S. and Republic of Korea forces to prevent aggression against South Korea, and defend it if deterrence fails.

The battle simulation exercises we develop and conduct result in highly realistic and cost-effective training. Based on our strong knowledge of military operations, we fully exploit the learning potential of each exercise scenario for all participants. While most exercises take place in a highly digitized battlefield, a limited number of live training participants, such as soldiers and aircrews in the field, may be integrated. Every facet of each exercise is planned and executed by Cubic. Computer-generated, constructive and virtual environments are distributed across multiple training sites; training events may also include full spectrum training exercises for land, sea and air engagements.

At the Korea Battle Simulation Center, Cubic plans and executes every facet of the world's largest constructive battle simulation exercises.





In 2009 Cubic delivered 15,000 sets of its Individual Weapons Systems to Ft. Irwin, CA, a premier training site for U.S. soldiers.

Defense Systems



Cubic is the world's leading provider of realistic air and ground combat training systems for the U.S. and allied nations. Soldiers, marines, aircrews, and security forces all draw upon the realism gained from using our training systems to help them effectively perform their mission.

Our principal lines of business include instrumented air and ground combat training systems, virtual individual and unit skills trainers, laser and geometric pairing based engagement simulation systems, security and safety management systems, and display and debriefing systems. Cubic designs, develops, installs and supports a broad range of training equipment for fighter aircraft, combat vehicles and dismounted troops.



Cubic is also a supplier of military communication and electronic products used in real world operations. Our product lines include high bandwidth data links, high power amplifiers, and combat search and rescue avionics.

At military bases worldwide, Cubic improves the readiness of military forces engaged in protecting the national security of the U.S. and its allies.

Key Accomplishments



- **Received a total of $260 million in orders placed to date since 2003 under the 10-year indefinite delivery/indefinite quantity P5 Air Combat Training Systems contract, including foreign military sales.** P5 is currently operational at 13 military bases across the U.S. Ultimately a total of 30 bases in the U.S., Europe and the Pacific are anticipated to receive the system.
- **Awarded a $70 million follow-on contract for Multiple Integrated Laser Engagement System (MILES) Personal Area Network.** Starting in 2009, Cubic began delivering multiple lots of its wireless manworn technology and vehicle systems to a government customer in Asia-Pacific.
- **Awarded more than $27 million in contracts by allies in the Middle East. Under a new contract, we are supplying a ground combat training system to the Kingdom of Jordan.** Under an extension to our logistics contract for Saudi Arabia, we are continuing to operate and maintain air combat training systems we installed for the Royal Saudi Air Force.



- **Received more than $21 million in multiple contract awards to supply EST 2000 small arms training systems.** Cubic will supply its virtual training systems to the U.S. Army and governments of two new international customers, including Lebanon and Kyrgyzstan.
- **Received $20 million in orders from the U.S. Army for MILES Individual Weapon Systems.** Approximately five U.S. Army bases are scheduled to receive our manworn tactical laser engagement systems.
- **Received a $19 million increase in our indefinite delivery/indefinite quantity contract for Joint STARS data link components and technical support for the U.S. Army.** Our air and ground data link equipment has proven its worth as a valuable asset on the battlefield by rapidly delivering secure intelligence to commanders in the field.



- **Awarded more than $16 million in Mini-Common Data Link (CDL) contracts.** Funding sources cover development and production of next generation common data link technologies for intelligence, surveillance, and reconnaissance (ISR), remote video terminal, and advanced development applications for Air Force Research Laboratory and U.S. Marine Corps operational requirements.

Innovative Development for Air Combat Training Systems



Four decades of innovations in air combat maneuver training systems give Cubic unmatched credentials as a leader in this area. We are making strides in expanding the scope and scale of our leadership.

In 2003, we were awarded a 10-year indefinite delivery/indefinite quantity contract to provide the next generation air combat training system for the U.S. Air Force, Navy, Marine Corps, and Air National Guard forces. As the largest contract of its kind ever awarded, it cements Cubic's leadership position for the foreseeable future. Ultimately a total of 30 bases in the U.S., Europe and Pacific all plan to field the P5 system; it is now operational at 13 of them.

As P5 unfolds as the predominant live training system in use by U.S. aircrews, it is being sought by allied nations. For them, maintaining compatibility to train and carry out joint missions with U.S. forces is critically important for their national security. Our initial foreign military sales were first made to Poland and most recently to Singapore and Egypt. In the future, we anticipate orders from other allied nations as they plan to bolster the readiness of their air forces.

Some of the most important measures of air combat readiness are revealed by Cubic's after action review system. As a part of the P5 system, our Individual Combat Aircrew Display System, also known as ICADS™, replays the training exercise. Aircrews use the system to learn how to improve their combat effectiveness and quickly defeat adversaries. Because it is a high value training asset, ICADS is now the most widely deployed debriefing tool in use by aircrews worldwide. This year we joined with the U.S. Air Force to launch an international users group for ICADS software. The user group helps us to identify and provide valuable upgrades and enhancements to the software in response to the needs of U.S. and allied forces.

Our prime contract for P5 led to us being awarded a direct contract with Lockheed Martin. For this contract, we are advancing P5 technology for the F-35 Joint Strike Fighter—the most advanced stealth fighter jet in the fleet. Ultimately we will deliver internal air combat training equipment for installation onboard every F-35 aircraft acquired by the U.S. and allied nations.

Nearly every U.S. and allied fighter pilot in the world relies on Cubic's air combat training systems for their readiness.

In a completely new application, Cubic is taking its airborne instrumentation pods from the training range to the testing and evaluation environment. For the first time, Cubic is furnishing its pods for use in flight testing Joint Direct Attack Munition guidance kits. These kits are used to convert unguided free-fall bombs into precision guided "smart" weapons that minimize collateral damage. Our equipment will measure the accuracy of the fighter jet performing the test. Initially, the system will be used by the Republic of Korea and the Royal Saudi Air Force.

International Expansion of Ground Combat Training Systems

MOBILE TRAINING SYSTEMS

Cubic is expanding its international footprint in the Middle East. We are exporting our ground combat training systems needed by U.S. allies in the region. The systems will help them to improve national security training for their own military forces. This year, in a competitive award, the Kingdom of Jordan selected Cubic to provide our mobile combat training system. It was chosen over other systems because it is easy to deploy and operate in any terrain with high reliability. The entire system fits into a few transit cases. This system accurately replicates weapons effects and tracks the positions and status of troops and vehicles in real time.



It also records and replays the exercise events for lessons learned. After system delivery, we will provide operation and maintenance for the system as part of the overall contract.

In another important contract award, Saudi Arabia extended our logistics contract which further reinforces our presence in the region. Under the contract, Cubic will continue to operate and maintain the air combat training systems we have already provided in support of F-15 fighter pilot training at four Royal Saudi Air Force bases.

TACTICAL LASER ENGAGEMENT SIMULATION SYSTEMS

Having been a training partner and supplier of combat training systems to seven nations in Asia-Pacific, we are continuing to help U.S. allies in the region equip their forces with training technology. This year, we are providing our latest MILES system, Personal Area Network, to a key U.S. ally in the region. This training system will help them to improve the combat effectiveness of their armed forces.

Cubic's Personal Area Network is our first system to feature wireless communications for the manworn system. This improvement provides an ergonomic payload for soldiers; it doesn't use cables and attaches to standard issue combat uniforms. Like our other laser simulations, it uses infrared lasers. The lasers accurately replicate exchange and effects of weapons fire among ground troops and their vehicles with small, lightweight components.

Cubic has led the advancement of laser based training technology since the 1990's when we fielded our first system with the U.S. Army. We remain vigilant in finding innovative ways to help improve the full spectrum of training. Our engineers are exploring new technologies that maximize the effectiveness of training systems from exercise planning and system setup to after action review, including integration of live, virtual and constructive training. Easing the burden of training is a key focus of ours and we have recently introduced some very leading edge technologies, including the Personal Area Network that makes better use of precious training time and makes our equipment much more user friendly.



Cubic's air and ground combat training systems help joint warfighters to sharpen their close air combat skills.

VIRTUAL TRAINING SYSTEMS

Troops rely heavily on the precision of weapon simulations used in virtual training. Cubic's EST 2000 virtual skills trainer is the only system of its kind validated, verified and accredited by the U.S. Army Infantry School. That means a soldier can qualify as a marksman, sharpshooter, or an expert using our virtual skills training systems. Cubic's accreditation gives soldiers confidence in the accuracy and realism of the training they receive from our systems. We have fielded more than 1,100 EST 2000 systems and 9,200 weapons simulations at military installations in the continental United States and for eight other nations.

The future development of our virtual systems resides with immersive training. Small combat units need this type of training to help them prevail in irregular conflicts taking place in Iraq and Afghanistan. In response to this need, we are melding live and virtual technologies into a highly realistic and full sensory training environment where soldiers maneuver and engage adversaries in a 360 degree virtual reality. Our newest portable training system, CombatRedi™, quickly immerses soldiers in the sights, sounds and high risk situations relevant to their mission.





SWT
FasTIS
Agents
Longest Wait
GOS
CUBIC TRANSPORTATION SYSTEMS

TRANSPORTATION SYSTEMS



Cubic Transportation Systems is the leading provider of automated fare collection systems and services worldwide.

Transportation Systems

Fiscal Year 2009 Sales

- $303 million

2009 Year End Backlog

- $772 million

Employees

1,300

Principal Lines of Business

- Electronic fare collection and management
- Operational services
- Maintenance services

Sales Mix



TYPE OF WORK

Type	%
Systems	53
Services and Spares	47

Key Discriminators

- Uniquely positioned as the only full service automated fare collection system and services provider in the industry
- Provider of the most comprehensive central computer system in use by transit authorities today
- Leader in supporting industry standards for regional and intermodal systems
- Significant installed base of new and legacy fare collection systems
- More than 38 years of experience designing, integrating, installing and supporting highly reliable automated fare collection systems in major cities

Key Innovations

- Nextfare®, a modular fare collection management system
- Pay-by-mobile-phone technologies for public transit ticketing applications
- OnePulse, the first combined credit and transit card developed in partnership with Barclaycard
- xPERT™ retail network for smart card ticketing
- Tri-Reader®, an all-in-one reader that accepts bank cards, prepaid cards and smart card-enabled mobile phones
- Bank card ticketing solutions



Service and Spares Markets

Cubic provides a wide range of support services to transit agencies in more than 15 geographical markets worldwide:

- Atlanta, Georgia
- Baltimore, Maryland
- Boston, Massachusetts
- Chicago, Illinois
- Las Vegas, Nevada
- Los Angeles, California
- Miami, Florida
- Minneapolis, Minnesota
- New York/New Jersey
- Philadelphia/New Jersey
- San Diego, California
- San Francisco, California
- Seattle, Washington
- Ventura, California
- Washington D.C.

- Brisbane, Australia
- London, U.K.
- Sydney, Australia
- Vancouver , B.C.





Cubic designed New York/New Jersey's SmartLink® system to accept multiple types of transit cards, including the magnetic MetroCard and QuickCard, and the SmartLink contactless smart card.

Transportation Systems


SMART
TOUCH HERE
INSERT TICKET

Cubic is the world's leading provider of automated fare collection systems and services for public transit. We have provided automated fare collection solutions to more than 90 transit authorities worldwide since 1971.

Cubic is the only full service provider in the industry. We design, develop, manufacture, supply, install, and support fare collection equipment and central computer systems essential for all modes of public transit. The services we provide to transit authorities help them to maintain, manage, operate, and support the most complex fare collection systems around the world. Cubic has delivered more than 400 projects in 40 major markets on five continents, totalling more than $4 billion in installed systems.

Our innovative fare collection solutions are continuing to shape the future of public transit for many of the largest cities in the U.S. and the world.


SAMSUNG
Sprint

Key Accomplishments

- **Awarded a $20 million contract by San Francisco Municipal Railway.** Cubic will install new equipment and software to fully integrate nine of San Francisco Municipal Railway's subway stations into the regional TransLink® smart card network, making it easier to take transit in the Bay Area.
- **Completed a ticketing system for South Coast British Columbia Transportation Authority's new Canada Line 15 weeks ahead of schedule.** Cubic integrated its ticket vending machines, ticket validating machines and central computer system, branded as Nextfare, to help ensure the line's 16 stations are ready for use by local patrons and thousands of international spectators who will visit Vancouver for the 2010 Winter Olympics.



- **Designed, delivered and installed a new automated fare collection system for Miami-Dade transit.** Cubic quickly fielded the system 15 months after contract award. Miami-Dade's new EASY card system is now operational across 22 Metrorail stations and in nearly 900 buses. It is the first contactless smart card system in the state of Florida.
- **Continued to expand the Oyster ticketing system at overground rail stations for Train Operating Companies (TOC) serving Greater London.** Ultimately, Cubic will equip all Network Rail stations across the London rail network with our transit card readers, which accept both the Oyster® card and the Integrated Transport Smartcard Organization standard. This will result in a simpler, faster and more attractive ticketing system for commuters.


Barclaycard
VISA

- **Expanded our services to transit agencies in San Francisco, Boston, Las Vegas, and Ventura.** Cubic acquired the Concord, CA operations center and licenses on select software from the U.S. subsidiary of Australia-based Vix ERG Pty Ltd. to extend our services to transit agencies in these cities.
- **Expanded presence in Australia.** Cubic acquired the maintenance contract for automated fare collection equipment we provided for RailCorp's CityRail network in Sydney, Australia in 1992. This contract reinforces our presence in Australia where we are providing comprehensive operations and maintenance services to TransLink for South East Queensland's go card system, designed, developed and installed by Cubic.
- **Awarded a contract for Germany's first electronic ticketing system.** Under the new contract awarded by Rhein Main Services, on behalf of the Transit Authority Rhein-Main-Verkehrsverbund, Cubic will develop both the initial stage and central core of Germany's electronic ticketing system, and will support it for 3 years.


CUBIC

Transportation Systems

System Expansion and Upgrades

Cubic is helping many transit agencies to expand, upgrade and keep their automated fare collection systems running smoothly. Our industry knowledge gained from installing and supporting automated fare collection systems since 1971, and our responsiveness to evolving customer needs are key reasons why transit authorities choose to rely on Cubic. In the past year, we helped major cities worldwide to modernize their systems.



LONDON

Rail is a vitally important mode of public transit in Greater London. Nearly 65 percent of all rail journeys taken in the U.K. start or finish in London. In the past year, we modernized ticketing equipment and supporting back-office systems for Greater London Network Rail stations. Soon all eight mainline rail companies will accept the Oyster card. These upgrades play an important part of the city's comprehensive transport plan which anticipates increased demand for rail service over the next 20 years.

Waterloo Railway Station

At Waterloo, the U.K.'s largest railway station, we demonstrated our ability to quickly field a large scale gating project. In parallel with major infrastructure works, we solved numerous installation and logistical challenges, and supplied, installed and linked 165 transit gates into a back-office computer system. Our ability to manage the project helped Network Rail to keep the concourse operational during its massive overhaul with minimal disruption to transit patrons. Network Rail owns and operates Britain's rail infrastructure.

Network Rail and Waterloo's train operating company, Stagecoach South West Trains, selected Cubic for this high profile project. The new gates we provided significantly improved the flow of peak hour traffic into and out of the railway station, which spans nearly 25 acres and includes 20 platforms. We equipped the gates with our Tri-Reader technology so that both Oyster and Integrated Transport Smartcard Organization cards are now accepted. This improvement makes transfers between platforms quicker and easier.

Cubic is extending Oyster to every national rail station in London. This will be a milestone achievement toward unifying public transit throughout Greater London.

London Blackfriars

Blackfriars is another station undergoing significant redevelopment by Network Rail and Cubic's equipment is a key part of it. We worked closely with the customer and construction contractors to meet a demanding schedule. On short notice, we responded quickly to install our ticketing gates and ensured they were ready for operational use by overground rail passengers. The new ticket hall is in the early stages of redevelopment, including the underground station. When completed, it will be the first station in London to span the River Thames with entrances on both sides. This improvement, including the new ticketing gates, will help ensure that public transit is accessible and convenient for spectators at the 2012 Olympic Games.



Further reinforcing its commitment to convenient travel throughout London, the Mayor of London is planning for Oyster to become operational on the riverboat service. The Oyster rollout will also be extended to South East London. Cubic will help train company Southeastern bring Oyster readers into service at Forest Hill, Sydenham, Blackheath, Lewisham and Woolrich Arsenal rail stations, making them compatible with Oyster card and the Integrated Transport Smartcard Organization standard.

The roll out of Oyster to all Network Rail stations is a critically important step towards fully integrated travel throughout Greater London. It will be the first time passengers will be able to seamlessly transfer between the underground and overground rail services.


OCEAN BEACH
JUDAH & SUNSET
JUDAH & 19TH AV
JUDAH & 9TH AV
UCSF PARNASSUS
CARL & COLE
DUBOCE & NOE
DUBOCE & CHURCH
VAN NESS
CIVIC CENTER
POWELL
MONTGOMERY
EMBARCADERO
FOLSOM
BRANNAN
2ND & KING
UCSF MISSION BAY
20TH ST
MARIN ST
CHURCH
1405B

Cubic is equipping MUNI's Metro stations to fully integrate into TransLink, the regional fare transit system in the San Francisco Bay Area.

SAN FRANCISCO

Cubic is helping the San Francisco Municipal Railway (Muni) modernize its fare collection system. Installed over 30 years ago, Muni's existing fare gates and fare machines are in urgent need of replacement. Cubic will replace the aging equipment with new TransLink-only gates and ticket vending machines for long-time customer Muni, which is partially funding the project with federal stimulus money.

Cubic is planning an aggressive delivery schedule. We aim to quickly install the equipment and software necessary to fully integrate Muni's stations into the regional TransLink smart card network. TransLink is a regional transit fare system which helps integrate public transit in the Bay Area. It is managed by the Metropolitan Transportation Commission, which is supported by Cubic's Concord, CA operations center.

When deployed for Muni, TransLink will enable riders to use one convenient card to ride the many public transportation systems throughout the Bay Area. We will equip Muni's nine Metro stations with a total of 98 new fare gates, including extra-wide aisle gates that are compliant with the Americans With Disabilities Act, and up to 40 new TransLink-only ticket vendors.

The new ticket vendors offer Muni riders more choices than the old machines. For added convenience, the vendors accept cash, coins and credit cards. In addition, riders will be able to select either a limited use recyclable TransLink paper card or a regular plastic TransLink card.

Muni is the 7th largest public transit system in the U.S. by ridership, and is one of the oldest public transit agencies in the U.S. Cubic installed Muni's existing bus fare collection equipment in 1991. We have had a presence in the San Francisco Bay Area for many years, including a long-term relationship with the Bay Area Rapid Transit District since 1974. Cubic delivered their latest fare collection system, which began accepting the TransLink card in August 2009. Cubic is also delivering a new TransLink-capable back-office system and upgrading the ticketing system on Muni's buses.



Newly Deployed Automated Fare Collection Systems

The San Diego Association of Governments, North County Transit District and Metropolitan Transit System officially launched the regional Compass Card. Cubic delivered the smart card technology for use by San Diego bus, trolley and rail passengers. Eventually the Compass Card will replace traditional paper passes for 90,000 riders throughout the region. San Diego joins other major cities around the world that use our comprehensive fare collection systems, including Washington D.C., London, Los Angeles, Atlanta, Miami, and Brisbane, Australia.

Miami-Dade riders now use the EASY Card system to pay for all transit fares including parking, rail and bus services across the city. Cubic equipped Miami-Dade's 22 Metrorail stations and nearly 900 buses. The EASY Card runs on our NextFare system. It collects, processes and manages millions of complex fare transactions every day, and merges them into meaningful reports that help transit authorities monitor and evaluate travel usage, adjust fare policies and determine how to improve services. It is the most comprehensive central computer system in use today.

Services

Cubic is expanding its role as a services provider. Because of the technical complexities of operating regional smart card-based automated fare collection systems, transit authorities are turning to third parties to supply operational and maintenance services that would otherwise be performed by the transit authority. Our heritage in the fare collection industry enables us to provide our customers with comprehensive services.



The scope and scale of services Cubic provides to transit authorities in the U.S. and abroad is growing.

From our newly acquired Concord Operations Center and licenses on select software, we are providing smart card distribution and call center operations for transit agencies in Boston, Ventura and Las Vegas. These transit agencies are new customers to Cubic.

In Boston, Cubic assumed responsibility for marketing Massachusetts Bay Transportation Authority's CharlieCard™ customer service program and the associated retail sales operations. The operations team joined Cubic and continues to provide both responsive and comprehensive services to transit patrons in Boston. Our Boston team primarily provides call center support and card fulfillment, and manages retail sales terminals. They ship transit tickets and cards, process orders through the Web, and field calls in support of nearly 2 million CharlieCards now in circulation.

In San Francisco, we are building on the services we provide to Bay Area Rapid Transit and Muni to now include the Metropolitan Transportation Commission. It oversees the regional TransLink program and serves as coordinating agency for transportation in the San Francisco Bay area.



We provide a wide range of services for the Metropolitan Transportation Commission. These include equipment maintenance, field services, workshop repairs, inventory control systems, help desk support, central system hosting, and system performance monitoring and optimization.

Cubic also operates a full service customer support center for them. Our service representatives manage all account requests for participating agencies in the San Francisco Bay area, card distribution and reload network management, as well as financial transaction processing, funds management and distribution across agencies for credit and debit card acceptance, and comprehensive daily management reports. These services are essential for the Metropolitan Transportation Commission to operate, maintain and improve the efficiency of its expanding regional fare collection system. When completed, the regional TransLink system serving the San Francisco Bay area will be the largest regional system in the U.S.

In Australia, Cubic acquired the maintenance contract for automated fare collection equipment installed on RailCorp's CityRail network in Sydney. The CityRail maintenance contract further expands Cubic's presence in Australia. In South East Queensland, the Brisbane area, Cubic designed, built and now operates the smart card fare collection and revenue management system branded as the go card. The Queensland government awarded the contract to Cubic in 2003, including 10 years of services.

The Queensland transit authority, Translink, now relies on Cubic for a full spectrum of services, including central ticketing system and network operations, marketing support, and regional clearing and settlement. Other essential services we provide to them include card management, card distribution, retail agent management, cardholder services, and asset management services.

In August 2010, we will immediately transition from our current PRESTIGE contract with Transport for London (TfL) to the Future Ticketing Agreement, which was signed last year. Under the new contract, we will provide a new and significantly wider range of technical services needed to fully support the Oyster system. The new services will include back-office ticketing system and network operations, marketing support, clearing and settlement, card management, card distribution, and asset management. For the new contract, we will continue to manage, monitor and maintain London's fare collection equipment, and provide retail agent management and cardholder support from our service center.

Our service center in London handles calls from anywhere in the massive Oyster network, and from customers throughout the U.K., including the national rail network and a growing number of retailers that accept the Barclay OnePulse. Given the scope of our new contract and the expansion of Oyster to all Network Rail stations in Greater London, we are preparing our service center to meet TfL's growing need for services.


Issue Oyster Card

Cubic provides the services needed to manage and distribute Oyster cards to retailers.



Transportation Systems

Automated Fare Collection Systems and Services Provider to Major Transportation Markets



San Francisco Bay Area
$232 M since 1999



SmartLink
MetroCard

New York/New Jersey Region
$555 M since 1991



tap

Los Angeles Region
$210 M since 2002



breeze
marta

Atlanta
$105 M since 2002



SmarTrip

Washington D.C./Baltimore/ Virginia Region
$201 M since 2000



oyster

London/PRESTIGE/ Oyster Card
In excess of $1.2 B since 1998



go

Miami
$42 M since 2008



Chicago card
cta

Chicago
$112 M since 1993



Skånetrafiken
Testresenär

Sweden
$33 M since 2005



EASY

Minneapolis/St. Paul
$22 M since 2002



compass

San Diego Region
$31 M since 2002



Modena, Italy
$4 M since 2004



FREEDOM

Philadelphia/New Jersey
$12.6 M since 2005



CharlieCard

Boston
New Customer since 2009



go

Brisbane, Australia
$157 M since 2003

Financial Statements

Contents



Management's Discussion and Analysis of Financial Condition & Results of Operations

Our primary businesses are in the defense and transportation industries. For the year ended September 30, 2009, 70% of sales were derived from defense systems and services, while 30% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 58% of sales in 2009 compared to 54% in 2008 and 2007.

At September 30, 2009, we reevaluated our segment reporting in light of changes to our management structure, internal performance reporting and incentive compensation plans that became effective in 2009. Previously our defense business had been reported as a single segment, with a single executive responsible for the entire business, operating performance measured as a single unit and management incentive plans that were based on total defense segment performance. With the changes during the current fiscal year, we are now reporting results for two defense segments, Defense Systems and Mission Support Services. The Transportation Systems segment is still considered one reporting segment. We have reclassified prior period amounts to reflect this organizational change.

Mission Support Services (MSS) operates constructive military training systems, provides live training mission support, distributed interactive simulation, development of military training doctrine, force modernization services for NATO entrants and field operations and maintenance.

Cubic Defense Systems (CDS) is focused on two primary lines of business: Training Systems and Communications. The segment is a diversified supplier of live and virtual military training systems, and communication systems and products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our communications products are aimed at intelligence, surveillance, and search and rescue markets.

Cubic Transportation Systems (CTS) develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and a full scope of operational services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Consolidated Overview

Sales in fiscal 2009 increased 15% from 2008 due to growth in all three segments. About 60% of the growth was from our previously existing businesses, with the remainder due to acquisitions we made in 2008 and 2009. In 2009 sales exceeded $1 billion for the first time in our history, totaling $1.017 billion, compared to $881.1 million in 2008. In 2008, sales were down slightly from 2007 because of the sale of our corrugated box business in the fourth quarter of 2007 and because of a transition in some of our defense systems contracts from the development phase to the production phase. This is described more fully in the segment discussion following.

As a result of the growth in sales and improved operating performance from CDS, our operating income increased 59% in fiscal 2009 to $84.7 million from $53.3 million in 2008. Last year's results had included a restructuring charge of $6.2 million and an operating loss of $15.6 million in the communications business within CDS. We made two small transportation systems acquisitions in 2009 which resulted in a slight decrement to operating income this year, as the amortization of purchased intangibles exceeded the operating income from the acquired businesses. We believe this is a short-term situation, as the amortization charges are highest in the first year and profitability of the acquired contracts is expected to improve in future years.

Operating income decreased 14% in fiscal 2008 from $62.1 million in 2007. Operating income from CTS increased significantly in 2008, more than doubling from the 2007 level. However, CDS incurred an operating loss in 2008 more than offsetting the improvement from CTS. In addition, we incurred the restructuring charge in 2008, as mentioned above. See the segment discussions following for further details of segment operating results.

Net income increased to $55.7 million ($2.08 per share) from $36.9 million ($1.38 per share) in 2008 and $41.6 million ($1.56 per share) in 2007. Higher net income resulted primarily from the improvement in operating income, as described above. This was partially offset by lower investment income due to lower interest rates and a provision for settlement of a lawsuit of $1.4 million that reduced net income in the fourth quarter by approximately $0.9 million, after applicable income taxes, or $0.03 per share. Net income in 2008 was lower than in 2007 primarily because of the operating loss in CDS. The restructuring costs mentioned above also reduced net income in 2008 by approximately $3.7 million after applicable income taxes, or $0.14 per share. Also included in 2008 was a gain of $1.2 million in the fourth quarter on the sale of our investment in a defense-related joint venture that added approximately $0.8 million to net income, after applicable income taxes, or $0.03 per share. In 2007 we sold our corrugated box business, also in the fourth quarter, for a gain of approximately $0.6 million, after



applicable income taxes, or $0.02 per share. Reductions in tax contingency reserves accounted for approximately $0.1 million, $1.2 million and $0.9 million, respectively, of the 2009, 2008 and 2007 net income.

The gross margin from product sales improved in 2009 to 25.1% from 21.4% in 2008 and 19.6% in 2007. Improved performance from CDS accounted for the improvement in 2009. In 2008, better performance from CTS systems contracts contributed to the gross margin improvement over 2007, partially offset by a lower margin from CDS due to the operating loss in the communications business. The gross margin from service sales was 16.1% in 2009 compared to 17.2% in 2008 and 16.3% in 2007. Gross margins in the MSS business were lower in 2009 primarily because of a competitively bid follow-on contract that generated lower margins than the previous contract had in 2008 and 2007. Higher sales and margins from CTS service contracts in Europe contributed to the improvement in 2008 over 2007.

Selling, general and administrative (SG&A) expenses increased to $111.8 million or 11.0% of sales in 2009 compared to $98.6 million, or 11.2% of sales, in 2008, and $94.1 million, or 10.6% of sales, in 2007. SG&A increased in 2009 due to a bad debt write-off of $3.1 million incurred at CDS and from the businesses acquired in 2008 and 2009. In 2008, SG&A increased at CDS due to increased bid and proposal expenditures.

Amortization expense increased to $6.4 million or 0.6% of sales compared to $1.3 million, or 0.2% of sales, in 2008, and $0.9 million, or 0.1% of sales, in 2007. The increase in 2009 was due primarily to the acquisition of Omega in the 4th quarter of 2008, as well as from the transportation systems acquisitions made in 2009.

Company sponsored research and development (R&D) spending was $8.2 million in 2009 compared to $12.2 million in 2008 and $5.2 million in 2007. R&D projects for the development of data link technologies begun in 2008 were completed, resulting in lower spending in 2009; however, this was partially offset by increased spending for transportation and security related projects. Our R&D spending continues to be incurred primarily in connection with customer funded activities. We do not rely heavily on company sponsored R&D, as most of our new product development occurs in conjunction with the performance of work on our contracts. The amount of contract required development activity in 2009 was $54 million, compared to $55 million in 2008 and $66 million in 2007; however, these costs are included in cost of sales, rather than R&D, as they are directly related to contract performance.

Interest and dividend income decreased significantly in 2009 to $1.6 million compared to $6.4 million in 2008 and $3.4 million in 2007, despite higher available cash balances, due to lower interest rates. Other Income (Expense) netted to income of $0.9 million in 2009 compared to an expense of $0.7 million in 2008 and income of $1.3 million in 2007. In 2009 and 2007 we realized foreign currency exchange gains on advances to our foreign subsidiaries, compared to a loss in 2008. Interest expense decreased to $2.0 million in 2009 compared to $2.7 million in 2008 and $3.4 million in 2007 due to a reduction in long-term borrowings over the three year period.

Our effective tax rate for 2009 was 34.7% of pretax income compared to 35.6% in 2008 and 36.3% in 2007. The effective rate decreased in 2009 primarily because of a higher Research and Experimentation (R&E) credit realized this year due partially to an increase in qualifying activity. The credit for 2009 also included $0.8 million from fiscal 2008 that was not realized until 2009 because the credit had expired and was not reinstated by the U.S. Congress until October 2008. Higher income in the U.S. added to our effective tax rate in 2009 due to higher state income taxes, however, this was partially offset by a lower provision for taxes from foreign earnings repatriation. The effective rates in 2009, 2008 and 2007 benefited from the reversal of tax contingency provisions amounting to a net $0.1 million, $1.2 million and $0.9 million, respectively. Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

Mission Support Services Segment

Years ended September 30,	2009	2008	2007
		(in millions)	
Mission Support Services Sales	$ **424.4**	$ 332.5	$ 308.0
Mission Support Services Operating Income	$ **27.9**	$ 27.8	$ 27.6

MSS sales increased 28% in 2009 compared to an 8% increase in 2008 over 2007. About half of the sales increase in both years came from Omega, the company we acquired at the end of July 2008. The sales improvement in 2009 also came from an increase in activity at the Joint Readiness Training Center (JRTC) in Fort Polk, LA and at the U.S. Army Quartermaster School. In 2008, lower sales from the JRTC were more than offset by higher sales from the Quartermaster School contract which was new that year and from our contract with the U.S. Marine Corps that was expanded as a result of the contract renewal in 2008.

Operating income from MSS increased less than 1% in 2009, after increasing 1% in 2008. The new company, Omega, contributed over $2 million to operating income in the first two months we owned it in 2008; however, the contract that generated much of that profit was scaled back significantly in 2009, resulting in lower operating income this year. Overall, Omega was only slightly profitable for the year, after covering acquisition related costs of $0.4 million and amortization of intangible assets of $5.4 million. Higher sales from the JRTC contract in 2009 helped to increase operating profits, in addition to better performance from certain operations and maintenance contracts. However, we realized lower operating income from the U.S. Marine Corps contract, as it was competitively bid at a lower profit margin than we had experienced from the previous Marine Corps contract. We did, however, receive a contract modification in 2009 related to the completed



Marine Corps contract that reimbursed us for out-of-scope costs expensed in 2008, adding $1.2 million to operating income in 2009. We also provided a reserve of $1.4 million in 2009 for settlement of a wage-related lawsuit on one of our contracts in California. In 2008, higher sales from the U.S. Marine Corps contract contributed to operating income growth. However, these increases were nearly offset by lower sales and profit margins from the JRTC contract and from other MSS contracts that had experienced particularly strong performance in 2007.

Defense Systems Segment

Years ended September 30,	2009	2008	2007
		(in millions)	
Defense Systems Sales			
Training systems	$ **238.5**	$ 227.7	$ 263.4
Communications	**45.4**	36.0	57.4
Tactical systems and other	**1.5**	11.6	12.3
	$ **285.4**	$ 275.3	$ 333.1
Defense Systems Operating Income			
Training systems	$ **16.2**	$ 6.8	$ 18.9
Communications	**3.4**	(15.6)	(0.7)
Tactical systems and other	**(0.6)**	(0.7)	(1.6)
	$ **19.0**	$ (9.5)	$ 16.6

Training Systems

Training Systems sales increased 5% in 2009 after decreasing 14% in 2008. Sales of small arms virtual training systems and air combat training systems increased in 2009, while ground combat training systems sales decreased. Sales were higher from the air combat training system contract known as P5 and from air combat training sales to the Far East. Sales were lower in 2009 from ground combat training systems in the U.K. and Canada.

The decrease in 2008 sales came from each of the major product lines, including air combat training, ground combat training and small arms virtual training systems. Sales were lower in 2008 by $23.0 million from the P5 contract and from an air combat training system in Australia that was completed in the first quarter. Partially offsetting these sales decreases was an increase in sales from the new Joint Strike Fighter (JSF) development contract and other air combat training contracts. Sales in three major Training Systems product lines were impacted in 2008 by a transition from the development phase, where revenue is recognized on a cost-to-cost percentage completion basis, to the production phase, where we recognize revenues from production orders on a units-of-delivery percentage completion basis, resulting in the recording of sales when the product is delivered and accepted by the customer. This includes the P5 air combat training contract, electro-optics contracts and small arms training systems. This transition also resulted in an increase in inventories of $30.3 million from these product lines in fiscal 2008, partially offset by customer advances of $11.5 million.

Training Systems operating income increased from $6.8 million in 2008 to $16.2 million this year. Higher sales of air combat training systems and small arms virtual training systems and higher profit margins on air combat training systems in the Far East contributed to the improvement. In addition, last year's results included cost growth for the development of an electro-optic training system, which totaled $9.6 million compared to $3.6 million this year. Product shipments on this contract also contributed to the improved results for the year, adding $2.3 million to operating income in 2009. Partially offsetting these profit improvements was a $3.1 million allowance for doubtful accounts established during the second fiscal quarter this year. A company through which we sold training systems products to the U.S. government in previous periods failed to pass on to us cash they collected from the government on our behalf. We were able to collect a portion of the money they owed us and have negotiated a payment plan with them; however, the company appears to be in financial trouble and collection of the remainder continues to be doubtful. We will reverse the reserve only upon the collection of cash from them.



Training Systems operating income decreased 64% in 2008 compared to 2007. Lower sales from the P5 and Australian air combat training contracts and small arms virtual training systems contributed to the decrease in operating income. However, the primary cause of the decrease was cost growth of $9.6 million on the electro-optics contract mentioned above. This cost growth stemmed from problems encountered in the second quarter during system integration testing, resulting in increased engineering development costs for design changes and higher manufacturing and rework costs. We also experienced further cost growth of $4.2 million in 2008 on a contract for the development of a ground combat training system in the Middle East. This compares to cost growth of $5.1 million in 2007 on the same contract. Improved profit margins in 2008 from a ground combat training system in Canada partially offset the loss from this Middle East contract.

Communications

Communications sales improved to $45.4 million this year compared to $36.0 million last year, a 26% increase. A settlement agreement reached in the first quarter with the U.S. Navy on a data link development contract added $3.3 million to sales and facilitated progress toward completion of the contract, further increasing sales for the year. Sales were also higher from a contract to develop a data link for unmanned aerial vehicles for a U.K. customer. Lower sales of power amplifiers partially offset the growth in data link sales for the year.

Sales from Communications decreased 37% in 2008, as lower sales were realized from contracts for the development of data links for unmanned aerial vehicles in the U.S. and U.K. and from a contract for the development of a data link for the U.S. Navy. These decreases were partially offset by higher sales of personnel locator systems and power amplifiers.

Communications operating income improved in 2009 to $3.4 million from an operating loss of $15.6 million last year. Cost growth on three data link development contracts had resulted in last year's operating loss. This year two of the three contracts generated operating income due to contract restructurings and change orders received. Lower sales of power amplifiers in 2009 resulted in lower operating income, partially offsetting the improvements in profitability from the data link contracts.

The primary cause of the $15.6 million operating loss in Communications in 2008 was cost growth of $9.5 million from a contract to develop new data link technology for unmanned aerial vehicles for a U.K. customer. As mentioned above, the contract was restructured in early 2009. Cost growth on two other data link development contracts impacted profitability by $6.2 million in 2008. One of these is the U.S. Navy contract mentioned above for which we reached a settlement agreement with the customer in early 2009. In addition, we incurred costs on several research and development projects for new data link technology during 2008, which added $2.7 million to the operating loss for the year. Partially offsetting these increased costs was higher operating income on higher sales of power amplifiers and personnel locator systems.

Transportation Systems Segment

Years ended September 30,	2009	2008	2007
		(in millions)	
Transportation Systems Sales	$ 303.4	$ 272.3	$ 236.6
Transportation Systems Operating Income	$ 44.1	$ 43.0	$ 20.1

CTS sales increased 11%, from $272.3 million in 2008 to $303.4 million in 2009. Sales increased in North America from a fare collection development contract awarded last year, from the sale of spare parts and from contracts we added in a small service business acquisition made in July 2009. In the U.K., higher sales came primarily from contracts with Transport for London and U.K. train operating companies, however, a lower average exchange rate between the British pound and the U.S. dollar in 2009 resulted in a decrease in the dollar value of U.K. sales of $38.6 million compared to the rate in effect in 2008.

CTS sales increased 15% in 2008 primarily due to additional work from change orders on the PRESTIGE contract and from other contracts in the U.K. Sales were also higher from system installation work on a contract in Australia and increased sales of spare parts in North America. These increases were partially offset by decreased sales from system installation contracts in North America and Sweden. The exchange rate between the British pound and the U.S. dollar had no impact on sales for 2008, when compared to 2007, as the average rate for the year was virtually the same as in 2007.

CTS operating income improved from $43.0 million in 2008 to $44.1 million in 2009, a 3% increase. Higher sales of spare parts added to operating income and contract restructuring agreements reached during the first quarter added a net $1.6 million to operating income. As a result of one of the contract restructurings, we wrote off accounts receivable of $4.1 million against the associated allowance for doubtful accounts, resulting in no impact on operating income. In addition, the successful completion of a new fare collection system in North America resulted in an additional contribution to operating income for the year. Although operating income in the U.K. was higher in 2009 than in 2008 as a result of higher sales, the lower British pound vs. U.S. dollar exchange rate negatively impacted operating income by $8.8 million in 2009.

Operating income for CTS more than doubled in 2008 when compared to 2007. Higher sales and improved performance from U.K. contracts, including bonuses earned on the PRESTIGE contract for system usage, and profits from increased spares sales in the U.S. contributed to the increase in 2008. Cost growth on North American contracts was limited to $1.6 million in 2008, a significant improvement over 2007 when cost growth on the same contracts had been $7.0 million. Partially offsetting the profit improvements in 2008 was cost growth of $3.4 million on a contract in Sweden and an investment in new technology of $1.8 million we made related to a new contract in North America. A reduction in legal fees of $2.0 million in 2008 also contributed to the operating income improvement. As mentioned above relating to sales, currency exchange between the British pound and U.S. dollar had no impact on 2008 operating income when compared to 2007.



Backlog

September 30,	2009	2008
	(in millions)	
Total backlog		
Transportation Systems	**$ 772.2**	$ 480.6
Mission Support Services	**855.5**	880.0
Defense Systems		
Training systems	**484.4**	363.6
Communications	**69.0**	45.9
Other	**2.3**	2.4
Total Defense Systems	**555.7**	411.9
Total	**$ 2,183.4**	$ 1,772.5
Funded backlog		
Transportation Systems	**$ 772.2**	$ 480.6
Mission Support Services	**206.7**	180.6
Defense Systems		
Training systems	**484.4**	363.6
Communications	**69.0**	45.9
Other	**2.3**	2.4
Total Defense Systems	**555.7**	411.9
Total	**$ 1,534.6**	$ 1,073.1

In addition to the amounts identified above, we have been selected as a participant in or, in some cases, the sole contractor for several substantial indefinite delivery/ indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received.

In August 2008, Transport for London (TfL) notified our 37.5% owned subsidiary, TranSys, that they will be terminating the PRESTIGE fare collection system contract as of August 2010 in accordance with the early termination provision of the contract. As a result of this early termination, $290 million (£142 million) was removed from transportation systems backlog as of September 30, 2008. However, in November 2008, TfL awarded Cubic directly a new three year contract that includes virtually all of the services currently being performed by TranSys through its shareholders. The term of this contract is for the time period from August 2010 to August 2013, with a base value of approximately $272 million (£170 million), which was added to the September 30, 2009 backlog. The contract value will be indexed for inflation from August 2008 through its completion and additionally includes variable payments that are contingent upon system usage, similar to provisions that were contained in the PRESTIGE contract.

A decrease in the value of the British pound vs. the U.S. dollar between September 30, 2008 and September 30, 2009, resulted in a decrease in transportation systems backlog of approximately $28 million.

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised.

New Accounting Standards

On July 1, 2009, the Financial Accounting Standards Board officially launched the Accounting Standards Codification *(FASB ASC)*, as the authoritative source of generally accepted accounting principles in the United States. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of this standard had no impact on our consolidated financial position, results of operations or cash flows.



In August 2009, the SEC issued guidance regarding the impact of the FASB ASC on certain SEC rules, regulations, and interpretive releases and staff accounting bulletins. The SEC advised that references to FASB standards in current SEC text should correspond to the rules in the FASB ASC. The FASB ASC does not supersede any SEC rules or regulations. The FASB ASC should not be considered the authoritative source for SEC guidance.

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. We adopted this standard in the quarter ending December 31, 2008 with no material impact to our results of operations, financial position or cash flows.

In February 2007, the FASB issued an accounting standard that permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We adopted this standard in the quarter ending December 31, 2008 with no material impact to our results of operations, financial position or cash flows.

In December 2007, the FASB issued an accounting standard that applies to all transactions or other events in which an entity obtains control of one or more businesses. This standard applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We will adopt this standard in the fiscal year beginning October 1, 2009. The impact of this standard will depend on the size and structure of future acquisitions.

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risks and accounting designation. We adopted this standard in the quarter ended March 31, 2009 with no material impact to our results of operations, financial position or cash flows.

During the quarter ended June 30, 2009, we adopted a standard that establishes general accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

In December 2007, the FASB issued an accounting standard that requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This standard is effective for fiscal years beginning after December 15, 2008, which for us will be the fiscal year beginning October 1, 2009. We currently do not expect that the adoption of this standard will have a material impact on our results of operations, financial position or cash flows.

In December 2008, the FASB issued a standard which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. This standard is effective for financial statements issued for fiscal years ending after December 15, 2009, which for us will be the fiscal year beginning October 1, 2009. We currently do not expect that the adoption of this standard will have a material impact on our results of operations, financial position or cash flows.

In June 2009, the FASB issued a standard which changes the approach in determining whether an entity is a variable interest entity, and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. We are currently evaluating the impact that the adoption of this standard will have on our results of operations, financial position or cash flows. This standard is effective for the first annual reporting period that begins after November 15, 2009, which for us will be the fiscal year beginning October 1, 2010.

In October 2009, the FASB issued revised accounting guidance, which can be applied prospectively or retrospectively. This guidance modifies the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurement required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We are currently evaluating the effect that adoption of this update will have, if any, on our consolidated financial position, results of operations, or cash flows. This revised guidance is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010, and we expect to adopt it in the fiscal year beginning October 1, 2010, although early adoption is allowed.

Liquidity and Capital Resources

Operating activities provided cash of $176.0 million in 2009, compared to $92.7 million in 2008, and $69.2 million in 2007. In addition to cash generated by earnings, a decrease in accounts receivable in each of the three years amounting to $36.2 million, $40.5 million and $18.1 million in 2009, 2008 and 2007, respectively, contributed to the positive cash flows. In addition, net customer advances of $48.7 million, $17.0 million and $12.2 million in 2009, 2008 and 2007, respectively, added to the positive result. Growth in inventories partially offset these improvements in each of the three years, using cash of $4.3 million, $18.7 million and $7.6 million, respectively, reflecting the transition from development type contracts to production contracts described in the Defense Systems section above and a temporary build-up of inventories at CTS related to one contract in 2009. Positive operating cash flows in 2009 and 2008 came from all three segments, with CDS providing more than half of the operating cash flows in 2009. In 2008 the greater portion came from CTS. All of the operating cash flows in 2007 came from CTS, while CDS and MSS cash flows were slightly negative for the year.



We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2009, this balance was $13.4 million compared to $19.9 million at September 30, 2008.

Cash flows used in investing activities in 2009 included two small transportation systems acquisitions made during the year and the final payment of $6.1 million from our 2008 acquisition of Omega Training Group, Inc. We also made normal capital expenditures of $5.3 million and purchased marketable securities totaling $8.1 million in 2009. In 2008 our acquisition of Omega used cash of $53.8 million, net of cash acquired. We made capital expenditures of $8.1 million in 2008, partially offset by proceeds of $1.8 million from the sale of our interest in a joint venture. We also liquidated $27.2 million of short-term investments in early 2008, thereby avoiding much of the turmoil in the credit markets that occurred later in the year. During 2007 we had invested a net of $18.3 million in these financial instruments, received $3.8 million from the sale of our former corrugated box business and made $6.1 million in capital expenditures.

Financing activities in 2009 included scheduled payments on long-term borrowings of $6.0 million and the payment of a dividend to shareholders of $4.8 million (18 cents per share). Similarly, in 2008 financing activities included payments on long-term borrowings of $6.1 million and the payment of a dividend to shareholders of $4.8 million (18 cents per share). Financing activities in 2007 included the repayment of short term borrowings of $10.0 million and scheduled payments on long-term borrowings of $6.1 million, in addition to the payment of a dividend to shareholders of $4.8 million (18 cents per share).

Accumulated other comprehensive income decreased $18.9 million in 2009 primarily because of an increase in the recorded liability for our pension plans which reduced the balance by $15.2 million after applicable income taxes. In addition, foreign currency translation adjustments also reduced the balance by $3.9 million. These adjustments, less a small unrealized gain from cash flow hedges, resulted in a negative balance in accumulated other comprehensive income of $11.4 million at September 30, 2009 compared to a positive balance of $7.6 million at September 30, 2008.

The pension plan unfunded balance increased from the September 30, 2008 balance of $16.5 million to $32.2 million at September 30, 2009. This decrease in the funded position can be attributed primarily to a decrease in the discount rate we used to calculate the pension liability.

The net deferred tax asset increased to $36.2 million at September 30, 2009 compared to $31.7 million at September 30, 2008. The reason for the increase is that the effect of recording adjustments to the pension liability through other comprehensive income resulted in a deferred tax asset of $12.2 million at September 30, 2009 compared to $4.0 million at September 30, 2008. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

We own 37.5% of the common stock of Transaction Systems Limited (TranSys), a special-purpose company formed in the United Kingdom to bid on the PRESTIGE fare collection system contract, which outsourced most of the functions of the Transport for London (TfL) fare collection system. In August 2008, TfL notified TranSys that they will be terminating the PRESTIGE contract as of August 2010 in accordance with the early termination provision of the contract. As a result of this termination for convenience, upon completion of the contract in 2010, the operations of TranSys will cease.

The contract termination notice triggered a requirement for TranSys to engage an independent engineer to produce a report on the state of the assets associated with the PRESTIGE system. The engineer is scheduled to deliver their report in December 2009, stating whether, in their opinion, the fare collection system assets are able to pass a "Performance Test" for a period of two years beyond the contract termination. The Performance Test requires the assets to perform at contractual minimum levels with broadly the same level of maintenance as that performed under the contract. If the engineer determines that the assets may fail the Performance Test then, TranSys and its subcontractors have until August 2010 to carry out the necessary remediation of the assets.

At the date of the termination of the contract in August 2010, the same engineer will deliver a "Supplementary Report" which is a follow up assessment to take into account the remediation efforts of TranSys and its subcontractors, and to give an opinion on the remaining level of remediation work required in order to allow the system to pass the Performance Test for the two year period. The contract allows TfL to withhold an amount up to approximately £40 million ($64 million) from its final payment to TranSys pending the delivery of the Supplementary Report and the completion of any remediation work identified in the report. This process is not expected to take longer than six months and TfL would be required to pay interest on any funds withheld.

TranSys is required to repay the banks in August 2010 and, to the extent that there is a funding shortfall in TranSys because of a withhold by TfL, the shareholders are each required to provide TranSys their share of the cash required to fully repay the debt until the funds are returned to TranSys by TfL, at which time the shareholders would be repaid by TranSys. We estimate that our share of this withhold could be as much as $38.5 million. In addition, although we consider the possibility remote, if the other shareholders of TranSys fail to provide their share of the funding, we could be forced to provide the entire funding amount to TranSys for up to six months. While there is the possibility that TfL



will withhold some amount from TranSys upon contract termination, we do not believe this will be necessary. In recent years the fare collection system has consistently exceeded the contractual performance levels and we believe that sufficient costs have been included in our estimated costs to complete the contract to continue this level of performance for the required period. In addition, since we have been selected as the successor contractor to the PRESTIGE contract, we believe TfL will have no reason to withhold funds to assure any required remediation will be completed. However, there remains the possibility that we will be required to provide some amount of funding to TranSys for up to 6 months following the end of the contract in August 2010.

Our financial condition remains strong with working capital of $315.2 million and a current ratio of 2.2 to 1 at September 30, 2009. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to the short-term borrowing arrangement we have in New Zealand, we have a committed five year credit facility from a group of financial institutions in the U.S., aggregating $150 million. This agreement will expire in March 2010 and we are currently in negotiations for a new three year agreement for the same amount. We expect the annual fees under the new arrangement to increase by several hundred thousand dollars per year. As of September 30, 2009, $45.3 million of this capacity was used for letters of credit, leaving an additional $104.7 million available. Our total debt to capital ratio at September 30, 2009 was less than 6%. In addition, our cash and short-term investments totaled $252.2 million at September 30, 2009 which exceeded our total long-term debt by $227.1 million. Our cash is invested primarily in highly liquid government treasury instruments in the U.S. and Europe.

The following is a schedule of our contractual obligations outstanding as of September 30, 2009:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 25.1	$ 4.6	$ 9.1	$ 9.1	$ 2.3
Interest payments	4.2	1.4	1.8	0.7	0.3
Operating leases	19.9	6.7	9.1	3.2	0.9
Deferred compensation	9.0	1.1	1.2	0.8	5.9
	$ 58.2	$ 13.8	$ 21.2	$ 13.8	$ 9.4

Critical Accounting Policies, Estimates and Judgments

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, income taxes, valuation of goodwill, purchased intangibles and pension liabilities. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Besides the estimates identified above that are considered critical, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

This discussion of critical accounting policies, estimates and judgments should be read in conjunction with other disclosures included in this discussion, and the Notes to the Consolidated Financial Statements related to estimates, contingencies and new accounting standards. Significant accounting policies are identified in Note 1 to the Consolidated Financial Statements. We have discussed each of the "critical" accounting policies and the related estimates with the audit committee of the Board of Directors.

Revenue Recognition

A significant portion of our business is derived from long-term development, production and system integration contracts. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Most of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure is a modification of the percentage-of-completion method, which recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries. Amounts representing contract change orders, claims or other items are included in the contract value only when they can be reliably estimated and realization is considered probable. Provisions are made on a current basis to fully recognize any anticipated losses on contracts.

We record sales under cost-reimbursement-type contracts as we incur the costs. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profits, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are not recognized until the event occurs.

Sales of products are recorded when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sales for fixed-price service contracts that do not contain measurable units of work performed are generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for fixed-price service contracts that contain measurable units of work performed are recognized when the units of work are completed.

Sales and profits on contracts that specify multiple deliverables are allocated to separate units of accounting when there is objective evidence of fair value and that each accounting unit has value to the customer on a stand-alone basis.

Income Taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe it is more-likely-than-not a tax position taken or expected to be taken in a tax return, if examined, would be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements.

We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future. These undistributed earnings totaled approximately $57.5 million at September 30, 2009. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments. Based on this analysis in 2009, we determined that 12.0 million British pounds ($18.4 million, net of hedge losses) was excess capital in the U.K. and that 10.0 million New Zealand dollars ($6.4 million, net of hedge losses) was excess capital in New Zealand and paid dividends in these amounts to the U.S. parent company. U.S. taxes provided on these dividends amounted to $3.1 million in 2009.

Valuation of Goodwill

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. Our annual testing date is June 30. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period.



To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	2009	2008
	(in millions)	
Mission support services	$ 36.7	$ 36.7
Defense systems	15.3	16.1
Transportation systems	7.4	8.2
Total goodwill	$ 59.4	$ 61.0

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We currently perform internal valuation analysis and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal 2009, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of ten years. The compound annual growth rates for sales ranged from 5.0% to 8.0% and for operating profit margins ranged from 7.0% to 10.0% for the reporting units, beyond the discrete forecast period. The future cash flows were discounted to present value using a discount rate of 12.0%. We did not recognize any goodwill impairment as a result of performing this annual test. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, a 10% decrease in the estimated fair value of any of our reporting units at June 30, 2009 would not have resulted in a goodwill impairment charge.

Purchased Intangibles

We generally fund acquisitions using cash on hand. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition day, with any excess purchase price recorded as goodwill. We amortize intangible assets acquired as part of business combinations over their estimated useful lives unless their useful lives are determined to be indefinite. For certain business combinations, the amounts we record related to purchased intangibles are determined from independent valuations. Our purchased intangibles primarily relate to contracts and programs acquired and customer relationships, which are amortized over periods of 15 years or less.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Retirement and mortality rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans limits the impact any individual assumption changes can have on earnings. For example, a 50 basis point change in the assumed rate of return on assets would have changed the pension expense recorded in 2009 by about $0.6 million, before applicable income taxes.



CONSOLIDATED BALANCE SHEETS

	September 30,	
	2009	2008
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 244,074	$ 112,696
Short-term investments	8,127	-
Accounts receivable:		
Trade and other receivables	12,833	9,014
Long-term contracts	223,186	264,748
Allowance for doubtful accounts	(4,558)	(4,878)
	231,461	268,884
Inventories	49,107	45,118
Deferred income taxes	22,132	27,082
Prepaid expenses and other current assets	29,957	21,548
TOTAL CURRENT ASSETS	584,858	475,328
LONG-TERM CONTRACT RECEIVABLES	13,400	19,930
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	15,292	15,408
Buildings and improvements	42,661	43,379
Machinery and other equipment	80,018	83,598
Leasehold improvements	4,685	4,656
Accumulated depreciation and amortization	(93,761)	(93,154)
	48,895	53,887
OTHER ASSETS		
Deferred income taxes	14,082	4,631
Goodwill	59,433	61,032
Purchased intangibles	28,618	19,060
Miscellaneous other assets	7,029	7,384
	109,162	92,107
TOTAL ASSETS	$ 756,315	$ 641,252



See accompanying notes.

	September 30,	
	2009	2008
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	**$ 28,626**	$ 23,288
Customer advances	**123,458**	74,963
Accrued compensation	**49,134**	41,111
Other current liabilities	**60,402**	44,721
Income taxes payable	**3,491**	6,017
Current maturities of long-term debt	**4,554**	6,045
TOTAL CURRENT LIABILITIES	**269,665**	196,145
LONG-TERM DEBT	**20,570**	25,700
OTHER LIABILITIES		
Accrued pension liability	**32,214**	16,451
Deferred compensation	**7,902**	7,821
Income taxes payable	**5,119**	6,283
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value (in thousands):		
Authorized--5,000 shares		
Issued and outstanding--none	**-**	-
Common stock, no par value (in thousands):		
Authorized--50,000 shares		
2009--Issued 35,677 shares, outstanding--26,732 shares		
2008--Issued 35,673 shares, outstanding--26,727 shares	**12,530**	12,485
Retained earnings	**455,743**	404,868
Accumulated other comprehensive (loss) income	**(11,357)**	7,570
Treasury stock at cost (in thousands):		
2009 and 2008--8,945 shares	**(36,071)**	(36,071)
	420,845	388,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 756,315**	$ 641,252



Consolidated Statements of Income

	Years Ended September 30,		
	2009	2008	2007
	(amounts in thousands, except per share data)		
Net sales:			
Products	**$ 526,879**	$ 478,478	$ 517,165
Services	**489,778**	402,657	372,705
	1,016,657	881,135	889,870
Costs and expenses:			
Products	**394,478**	376,213	415,729
Services	**411,038**	333,268	311,811
Selling, general and administrative expenses	**111,828**	98,613	94,107
Restructuring costs	**-**	6,203	-
Research and development	**8,173**	12,231	5,178
Amortization of purchased intangibles	**6,432**	1,343	947
	931,949	827,871	827,772
Operating income	**84,708**	53,264	62,098
Other income (expenses):			
Gain on sale of assets	**-**	1,238	1,052
Interest and dividends	**1,664**	6,351	3,431
Interest expense	**(2,031)**	(2,745)	(3,403)
Other income (expense)	**899**	(653)	1,299
Minority interest in loss (income) of subsidiary	**-**	(216)	771
Income before income taxes	**85,240**	57,239	65,248
Income taxes	**29,554**	20,385	23,662
Net income	**$ 55,686**	$ 36,854	$ 41,586
Basic and diluted net income per common share	**$ 2.08**	$ 1.38	$ 1.56
Average number of common shares outstanding	**26,731**	26,725	26,720



See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2009	2008	2007
		(in thousands)	
Operating Activities:			
Net income	$ **55,686**	$ 36,854	$ 41,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,586**	9,688	8,854
Deferred income taxes	**3,346**	(6,203)	745
Provision for doubtful accounts	**3,038**	(39)	19
Gain on sale of assets	-	(1,238)	(1,052)
Minority interest in income (loss) of subsidiary	-	216	(771)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**36,211**	40,495	18,091
Inventories	**(4,275)**	(18,748)	(7,610)
Prepaid expenses and other current assets	**5,141**	451	(8,048)
Accounts payable and other current liabilities	**14,175**	4,037	9,965
Customer advances	**48,663**	16,952	12,181
Income taxes	**(2,890)**	7,835	(2,741)
Other items - net	**1,352**	2,355	(2,063)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**176,033**	92,655	69,156
Investing Activities:			
Acquisition of businesses, net of cash acquired	**(19,965)**	(53,776)	-
Proceeds from sale of assets	-	1,779	3,775
Proceeds from sale of short-term investments	-	66,160	241,606
Purchases of short-term investments	**(8,127)**	(39,070)	(259,935)
Purchases of property, plant and equipment	**(5,332)**	(8,100)	(6,098)
Other items - net	**41**	(2,254)	(139)
NET CASH USED IN INVESTING ACTIVITIES	**(33,383)**	(35,261)	(20,791)
Financing Activities:			
Change in short-term borrowings	-	-	(10,000)
Principal payments on long-term debt	**(5,970)**	(6,112)	(6,112)
Proceeds from issuance of common stock	**45**	128	-
Purchases of treasury stock	-	(2)	-
Dividends paid to shareholders	**(4,811)**	(4,810)	(4,810)
NET CASH USED IN FINANCING ACTIVITIES	**(10,736)**	(10,796)	(20,922)
Effect of exchange rates on cash	**(536)**	(7,465)	3,740
NET INCREASE IN CASH AND CASH EQUIVALENTS	**131,378**	39,133	31,183
Cash and cash equivalents at the beginning of the year	**112,696**	73,563	42,380
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ **244,074**	$ 112,696	$ 73,563



See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share amounts)	Comprehensive Income	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Common Stock	Number of Shares Outstanding
October 1, 2006		$ (36,069)	$ 8,415	$ 338,523	$ 12,357	26,720
Comprehensive income:						
Net income	$ 41,586	-	-	41,586	-	-
Decrease in minimum pension liability, net of taxes	13,580	-	13,580	-	-	-
Foreign currency translation adjustment	9,189	-	9,189	-	-	-
Comprehensive income	$ 64,355					
Cash dividends paid -- $.18 per share of common		-	-	(4,810)	-	-
September 30, 2007		(36,069)	31,184	375,299	12,357	26,720
Comprehensive income:						
Net income	$ 36,854	-	-	36,854	-	-
Increase in minimum pension liability, net of taxes	(12,383)	-	(12,383)	-	-	-
Foreign currency translation adjustment	(11,231)	-	(11,231)	-	-	-
Comprehensive income	$ 13,240					
Adoption of new accounting pronouncement		-	-	(2,475)	-	-
Stock issued under equity incentive plan		-	-	-	128	7
Purchase of treasury stock		(2)	-	-	-	-
Cash dividends paid -- $.18 per share of common stock		-	-	(4,810)	-	-
September 30, 2008		(36,071)	7,570	404,868	12,485	26,727
Comprehensive income:						
Net income	$ 55,686	-	-	55,686	-	-
Increase in minimum pension liability, net of taxes	(15,155)	-	(15,155)	-	-	-
Foreign currency translation adjustment	(3,884)	-	(3,884)	-	-	-
Net unrealized gains from cash flow hedges	112	-	112	-	-	-
Comprehensive income	$ 36,759					
Stock issued under equity incentive plan		-	-	-	45	5
Cash dividends paid -- $.18 per share of common stock		-	-	(4,811)	-	-
September 30, 2009		$ (36,071)	$ (11,357)	$ 455,743	$ 12,530	26,732



See accompanying notes.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: We design, develop and manufacture products which are mainly electronic in nature, provide government services and services related to products previously produced by us and others. Our principal lines of business are defense systems, defense services, and transportation fare collection systems. Our principal customers for defense products and services are the United States and foreign governments. Our transportation fare collection systems are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. We translate our statements of income and cash flows at the average exchange rates for each year. Transaction gains and losses on advances to foreign subsidiaries amounted to a $1.8 million gain in 2009, a $1.0 million loss in 2008 and a gain of $0.7 million in 2007.

Cash Equivalents: We consider highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: We have established guidelines pursuant to which our cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. We achieve diversification by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: We carry financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities at cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt is based upon quoted market prices for the same or similar debt instruments and approximates the carrying value of the debt. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of our customers, we generally do not require collateral. We have limited exposure to credit risk as we have historically collected substantially all of our receivables from government agencies. We generally require no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

In the quarter ended December 31, 2008 we adopted a new accounting standard that clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements. The valuation techniques required are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 - Significant inputs to the valuation model are unobservable.

The following table presents assets and liabilities measured and recorded at fair value on our Balance Sheet on a recurring basis. All are categorized as Level 2.

September 30,	2009	2008
	(in thousands)	
Assets		
Short-term investments	$ 8,127	$ -
Derivative assets	18,106	4,285
Total assets	26,233	4,285
Liabilities		
Derivative liabilities	17,933	4,285
Net assets	$ 8,300	$ -



NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Short-term Investments: Short-term investments include marketable U.S. government agency securities and pre-refunded municipal bonds that may be purchased at a discount or premium, may have callable options, and are categorized as available-for-sale securities. The securities in our portfolio had contractual maturities of approximately two years at September 30, 2009. We record short-term investments at fair value and we would record any net difference between fair market value and cost in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets; however, the difference between cost and fair market value was not material at September 30, 2009.

Inventories: We state our inventories at the lower of cost or market. We determine cost using the first-in, first-out (FIFO) method, which approximates current replacement cost. We value our work in process at the actual production and engineering costs incurred to date, including applicable overhead, and reduce the value by charging any amounts in excess of estimated realizable value to cost of sales. Where contracts include advances, performance-based payments and progress payments, we reflect the advances as an offset against any related inventory balances. Costs we incur for certain government contracts include general and administrative costs as allowed by government cost accounting standards. The amounts remaining in inventory at September 30, 2009 and 2008 were $7.4 million and $5.1 million, respectively.

Property, Plant and Equipment: We carry property, plant and equipment at cost. We provide depreciation in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, we use straight-line methods for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over estimated useful lives ranging from five to seven years. Our provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $9.2 million, $8.3 million and $7.9 million in 2009, 2008 and 2007, respectively.

Goodwill: We evaluate goodwill for potential impairment annually by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, we would measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill.

The changes in the carrying amount of goodwill for the two years ended September 30, 2009 are as follows:

	Transportation Systems	Defense Systems	Mission Support Services	Total
		(in thousands)		
Balances at October 1, 2007	$ 9,362	$ 16,951	$ 9,690	$ 36,003
Goodwill acquired during the year	-	-	27,045	27,045
Reduction of acquired tax accrual	-	(435)	-	(435)
Foreign currency exchange rate changes	(1,152)	(429)	-	(1,581)
Balances at September 30, 2008	8,210	16,087	36,735	61,032
Reduction of acquired tax accrual	-	(1,083)	-	(1,083)
Foreign currency exchange rate changes	(772)	256	-	(516)
Balances at September 30, 2009	$ 7,438	$ 15,260	$ 36,735	$ 59,433

Purchased Intangible Assets: The table below summarizes our purchased intangible assets:

	September 30, 2009			September 30, 2008		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract and program intangibles	$ 33,346	$ (8,371)	$ 24,975	$ 19,545	$ (3,139)	$ 16,406
Other purchased intangibles	5,055	(1,412)	3,643	2,787	(133)	2,654
Total	$ 38,401	$ (9,783)	$ 28,618	$ 22,332	$ (3,272)	$ 19,060



Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods over a weighted average period of 7 years. Total amortization expense for 2009, 2008 and 2007, was $6.4 million, $1.3 million and $0.9 million, respectively.

The table below shows our expected amortization for purchased intangibles as of September 30, 2009, for each of the next five years (in thousands):

	Transportation Systems	Defense Systems	Mission Support Services	Total
		(in thousands)		
2010	$ 1,914	$ 157	$ 4,533	$ 6,604
2011	1,772	79	3,550	5,401
2012	1,641	-	2,650	4,291
2013	1,604	-	1,734	3,338
2014	1,604	-	749	2,353
Thereafter	6,631	-	-	6,631
	$ 15,166	$ 236	$ 13,216	$ 28,618

Impairment of Long-Lived Assets: We generally evaluate the carrying values of long-lived assets other than goodwill for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. If we determined there was any impairment, we would measure it by comparing the fair value of the related asset to its carrying value and record the difference in the current period. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. We have not recorded any impairments for the years ended September 30, 2009, 2008 and 2007.

Deferred Compensation: Deferred compensation includes amounts due under an arrangement in which participating members of management may elect to defer receiving payment for a portion of their compensation a minimum of five years or until periods after their respective retirements. We accrue interest on deferred compensation based on an interest government index, until such time as it is paid in full. We adjust the interest rate semiannually; it was 4.875% at September 30, 2009.

Other Comprehensive Income: We present other comprehensive income (OCI) and its components in the statement of changes in shareholders' equity. Accumulated OCI (loss) consisted of the following:

September 30,	**2009**	**2008**
	(in thousands)	
Adjustment to pension liability	**$ (22,591)**	$ (7,436)
Foreign currency translation	**11,122**	15,006
Net unrealized gains from cash flow hedges	**112**	-
	$ (11,357)	$ 7,570

The adjustment to the pension liability is shown net of a tax benefit of $12.2 million and $4.0 million at September 30, 2009 and 2008, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

Revenue Recognition: We recognize sales and profits under our long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, using the cost-to-cost percentage of completion method of accounting. We record sales and profits based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, we do not recognize profit until progress is demonstrated or contract milestones are reached. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage of completion method as the basis to measure progress toward completing the contract and recognizing sales. We only include amounts representing contract change orders, claims or other items in the contract value when they can be reliably estimated and we consider realization probable.

We record sales of products when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. For fixed-price service contracts that do not contain measurable units of work performed we generally recognize sales on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. For fixed-price service contracts that contain measurable units of work performed we recognize sales when the units of work are completed.

We record sales under cost-reimbursement-type contracts as we incur the costs. We consider incentives or penalties and awards applicable to performance on contracts in estimating sales and profits, and record them when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs.



NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

For contracts that specify multiple deliverables, we allocate sales and profits to separate units of accounting when there is objective evidence of fair value and that each accounting unit has value to the customer on a stand-alone basis.

We make provisions in the current period to fully recognize any anticipated losses on contracts. If we receive cash on a contract prior to revenue recognition we classify it as a customer advance on the balance sheet.

Income Taxes: Our provision for income taxes includes federal, state, local, and foreign income taxes. We recognize tax credits, primarily for research and development and export programs, as a reduction of our provision for income taxes in the year in which they are available for tax purposes. We provide deferred income taxes on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates we expect to apply when the temporary differences are settled or realized. We establish valuation allowances for deferred tax assets when the amount of future taxable income we expect is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions that have been taken on tax returns but have not yet been recognized as expense in the financial statements. Annually we evaluate the capital requirements of our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. We provide for U.S. taxes on the amount we determine to be excess capital available for distribution.

Earnings Per Share: We calculate per share amounts based upon the weighted average number of shares of common stock outstanding.

Restructuring Activity: In 2008 we reduced our defense segment facility workforce by 139 employees. In addition, we eliminated 6 corporate office positions. Affected employees received severance pay and outplacement assistance, as well as company paid medical coverage for a defined period based on years of service. The cost of this restructuring was $6.2 million and is reflected in our results for 2008.

The following table presents a roll forward of our restructuring liability, which was included in other current liabilities in the audited consolidated balance sheet at September 30, 2008 (in thousands):

	Employee Separation Expenses
Liability as of October 1, 2007	$ -
Additions	6,203
Cash Payments	(4,523)
Liability as of September 30, 2008	1,680
Additions	-
Cash Payments	(1,680)
Liability as of September 30, 2009	$ -

Derivative Financial Instruments: We use derivative and nonderivative financial instruments, such as foreign currency forwards, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in foreign currency exchange rates. We do not use any derivative financial instruments for trading or other speculative purposes. The purpose of our foreign currency hedging activities is to fix the dollar value of specific commitments, investments, payments to foreign vendors, and the value of foreign currency denominated receipts from our customers. At September 30, 2009, we had foreign exchange contracts with a notional value of $148.3 million outstanding.

All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in earnings. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of Accumulated OCI until the underlying hedged item is recognized in earnings, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, a change in fair value is immediately recognized in earnings. We formally document all hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair value of all derivative contracts as either current assets or liabilities, depending on the realized and unrealized gain or loss position of the hedged contract at the balance sheet date. The cash flows from derivatives treated as hedges are classified in the Consolidated Statements of Cash Flows in the same category as the item being hedged.



The amount of gains and losses from derivative instruments and hedging activities classified as not highly effective, did not have a material impact on the results of operations for the years ended September 30, 2009, 2008 and 2007. Due to delays in completion of a contract in Sweden, a foreign currency hedge contract became classified as not highly effective in 2009. As a result, we realized a $1.4 million gain on this foreign currency exchange contract during the second quarter of 2009; however, in the fourth quarter we recorded a $1.5 million loss, more than offsetting the earlier gain. In addition, a foreign currency forward has been excluded from the assessment of hedge effectiveness as it is marked to market on a quarterly basis. There are no significant credit risks related to contingent features in our derivative agreements, and the amount of estimated unrealized net gains or losses from cash flow hedges which are expected to be reclassified to earnings in the next twelve months is not significant.

New Accounting Standards: On July 1, 2009, the Financial Accounting Standards Board officially launched the Accounting Standards Codification (FASB ASC), as the authoritative source of generally accepted accounting principles in the United States. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of this standard had no impact on our consolidated financial position, results of operations or cash flows.

In August 2009, the SEC issued guidance regarding the impact of the FASB ASC on certain SEC rules, regulations, and interpretive releases and staff accounting bulletins. The SEC advised that references to FASB standards in current SEC text should correspond to the rules in the FASB ASC. The FASB ASC does not supersede any SEC rules or regulations. The FASB ASC should not be considered the authoritative source for SEC guidance.

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. We adopted this standard in the quarter ending December 31, 2008 with no material impact to our results of operations, financial position or cash flows.

In February 2007, the FASB issued an accounting standard that permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We adopted this standard in the quarter ending December 31, 2008 with no material impact to our results of operations, financial position or cash flows.

In December 2007, the FASB issued an accounting standard that applies to all transactions or other events in which an entity obtains control of one or more businesses. This standard applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We will adopt this standard in the fiscal year beginning October 1, 2009. The impact of this standard will depend on the size and structure of future acquisitions.

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risks and accounting designation. We adopted this standard in the quarter ended March 31, 2009 with no material impact to our results of operations, financial position or cash flows.

During the quarter ended June 30, 2009, we adopted a standard that establishes general accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

In December 2007, the FASB issued an accounting standard that requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This standard is effective for fiscal years beginning after December 15, 2008, which for us will be the fiscal year beginning October 1, 2009. We currently do not expect that the adoption of this standard will have a material impact on our results of operations, financial position or cash flows.

In December 2008, the FASB issued a standard which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. This standard is effective for financial statements issued for fiscal years ending after December 15, 2009, which for us will be the fiscal year beginning October 1, 2009. We currently do not expect that the adoption of this standard will have a material impact on our results of operations, financial position or cash flows.

In June 2009, the FASB issued a standard which changes the approach in determining whether an entity is a variable interest entity, and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. We are currently evaluating the impact that the adoption of this standard will have on our results of operations, financial position or cash flows. This standard is effective for the first annual reporting period that begins after November 15, 2009, which for us will be the fiscal year beginning October 1, 2010.

In October 2009, the FASB issued revised accounting guidance, which can be applied prospectively or retrospectively. This guidance modifies the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurement required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We are currently evaluating the effect that adoption of this update will have, if any, on our consolidated financial position, results of operations, or cash flows. This revised guidance is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010, and we expect to adopt it in the fiscal year beginning October 1, 2010, although early adoption is allowed.



NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of our long-term contracts, estimated discounted cash flows of our reporting units used for goodwill impairment testing, and estimated rates of return and discount rates related to our defined benefit pension plans. Actual results could differ from our estimates.

Risks and Uncertainties: We are subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, we are subject to audit of incurred costs related to many of our U.S. Government contracts. These audits could produce different results than we have estimated; however, our experience has been that our costs are acceptable to the government.

Subsequent Events: We have completed an evaluation of all subsequent events through December 9, 2009, which is the issuance date of these consolidated financial statements, and concluded no subsequent events have occurred that require recognition or disclosure.

Reclassifications: We reclassified Amortization of Purchased Intangibles in 2008 and 2007 from Selling, General and Administrative expenses to a separate line item in the Consolidated Statements of Income, for comparative purposes, as the expense became significant in 2009.

NOTE 2—INVESTMENT IN VARIABLE INTEREST ENTITY

We own 37.5% of the common stock of Transaction Systems Limited (TranSys), a special-purpose company formed in the United Kingdom to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), which outsourced most of the functions of the Transport for London (TfL) fare collection system for a period of twelve to seventeen years. In August 1998, TranSys was awarded the contract and began operations. We and the other 37.5% shareholders participate in the PRESTIGE contract solely through subcontracts from TranSys. All of the work to be performed by TranSys is subcontracted to the two 37.5% shareholders and the arrangement provides for the pass-through of virtually all revenues from TfL to the two shareholders. Our investment in TranSys is immaterial. TranSys is considered a variable interest entity; however, we do not consolidate TranSys as we are not considered the primary beneficiary.

In August 2008, TfL notified TranSys that they will be terminating the PRESTIGE fare collection system contract as of August 2010 in accordance with the early termination provision of the contract. As a result of this termination for convenience, upon completion of the contract in 2010, the operations of TranSys will cease. Our best estimate at this time is that TranSys will incur a loss of approximately $1.3 million by the time the contract is completed in August 2010. We have recorded a provision of approximately $0.6 million for our share of the loss in the year ended September 30, 2009.

Financing for the project was provided by a syndicate of banks which participated in creating the project's financial structure. Debt servicing began in 2003 and will continue until the end of the contract in August 2010, at which time TfL is obligated to pay TranSys an amount sufficient to repay the loan, subject to a possible withhold, as described below. This debt is guaranteed by TfL and is nonrecourse to the shareholders of TranSys.

The contract termination notice triggered a requirement for TranSys to engage an independent engineer to produce a report on the state of the assets associated with the PRESTIGE system. The engineer is scheduled to deliver their report in December 2009, stating whether, in their opinion, the fare collection system assets are able to pass a "Performance Test" for a period of two years beyond the contract termination. The Performance Test requires the assets to perform at contractual minimum levels with broadly the same level of maintenance as that performed under the contract. If the engineer determines that the assets may fail the Performance Test then TranSys and its subcontractors have until August 2010 to carry out the necessary remediation of the assets.

Upon termination of the contract in August 2010, the same engineer will deliver a "Supplementary Report" which is a follow up assessment to take into account the remediation efforts of TranSys and its subcontractors, and to give an opinion on the remaining level of remediation work required in order to allow the system to pass the Performance Test for the two year period. The contract allows TfL to withhold an amount up to approximately £40 million ($64 million) from its final payment to TranSys pending the delivery of the Supplementary Report and the completion of any remediation work identified in the report.

TranSys is required to repay the banks in August 2010 and, to the extent that there is a funding shortfall in TranSys because of a withhold by TfL, the shareholders are each required to provide TranSys their share of the cash required to fully repay the debt until the funds are returned to TranSys by TfL, at which time the shareholders would be repaid by TranSys. We estimate that our share of this withhold could be as much as $38.5 million. In recent years the fare collection system has consistently exceeded the contractual performance levels and we believe that sufficient costs have been included in our estimated costs to complete the contract to continue this level of performance for the required period. In addition, since we have been selected as the successor contractor to the PRESTIGE contract, we believe TfL will have no reason to withhold funds to assure any required remediation will be completed.



We have provided certain performance guarantees to various parties related to the PRESTIGE contract and TranSys, including TfL, the banks and the TranSys shareholders. The other TranSys shareholders have provided similar performance guarantees to the same parties and to us.

Summarized unaudited financial information for TranSys is as follows:

Years ended September 30,	2009	2008	2007
		(in millions)	
Statement of Operations:			
Sales	**$ 203.0**	$ 215.3	$ 210.8
Operating loss	**$ (1.7)**	$ -	$ -
Net loss	**$ (1.3)**	$ -	$ -

September 30,	2009	2008
	(in millions)	
Balance Sheets:		
Cash	**$ 44.6**	$ 43.7
Unbilled contract accounts receivable	**131.1**	171.6
Other current assets	**79.6**	116.3
Total Assets	**$ 255.3**	$ 331.6
Current portion of long-term debt	**$ 217.4**	$ 297.7
Other current liabilities	**39.2**	33.9
Equity	**(1.3)**	-
Total Liabilities and Equity	**$ 255.3**	$ 331.6

NOTE 3—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows:

September 30,	2009	2008
	(in thousands)	
U.S. Government Contracts:		
Amounts billed	**$ 62,093**	$ 60,016
Recoverable costs and accrued profits on progress completed--not billed	**44,556**	50,600
	106,649	110,616
Commercial Customers:		
Amounts billed	**41,907**	47,209
Recoverable costs and accrued profits on progress completed--not billed	**88,030**	126,853
	129,937	174,062
	236,586	284,678
Less unbilled amounts not currently due--commercial customers	**(13,400)**	(19,930)
	$ 223,186	$ 264,748

A portion of recoverable costs and accrued profits on progress completed is billable under progress payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that we will bill and collect substantially all of the unbilled portion of receivables identified as current assets under progress billing provisions of the contracts or upon completion of performance tests and/or acceptance by the customers during fiscal 2010.



NOTE 4—INVENTORIES

Inventories are classified as follows:

September 30,	2009	2008
	(in thousands)	
Finished products	$ 55	$ 172
Work in process and inventoried costs under long-term contracts	96,962	64,179
Customer advances	(49,734)	(20,783)
Materials and purchased parts	1,824	1,550
	$ 49,107	$ 45,118

At September 30, 2009 and 2008, work in process and inventoried costs under long-term contracts included approximately $0.9 million and $1.6 million, respectively, in costs incurred outside the scope of work on several contracts in the defense systems segment. We believe it is probable we will recover these costs, plus a profit margin, under contract change orders within the next year.

NOTE 5—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,	2009	2008
	(in thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	$ 20,000	$ 24,000
Unsecured note payable to an insurance company, interest at 6.11%.	-	1,429
Mortgage note from a U.K. financial institution, with quarterly installments of principal and interest at 6.5%.	5,124	6,316
	25,124	31,745
Less current portion	(4,554)	(6,045)
	$ 20,570	$ 25,700

The terms of the notes payable and other financial instruments include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of working capital, debt and tangible net worth and coverage of fixed charges. We have also provided certain performance guarantees to various parties related to the PRESTIGE contract and the TranSys arrangement. As consideration for the performance guarantee, we have agreed to certain financial covenants including limits on working capital, debt, tangible net worth and cash flow coverage. At September 30, 2009, the most restrictive covenant under these agreements leaves consolidated retained earnings of $188 million available for the payment of dividends to shareholders, purchases of our common stock and other charges to shareholders' equity. To date, there have been no covenant violations.

We maintain a short-term borrowing arrangement in New Zealand totaling $0.5 million New Zealand dollars (equivalent to approximately $0.4 million) to help meet the short-term working capital requirements of our subsidiary in that country. At September 30, 2009, no amounts were outstanding under this borrowing arrangement.

We have a $150 million revolving line of credit arrangement with a group of U.S. banks which expires in March 2010. Commitment fees associated with this financing arrangement are 0.15% of the unutilized balance per annum. As of September 30, 2009 we had no short-term debt outstanding under this line of credit and $45.3 million in outstanding letters of credit.



Maturities of long-term debt for each of the five years in the period ending September 30, 2014, are as follows: 2010 – $4.6 million; 2011 – $4.6 million; 2012 – $4.6 million; 2013 – $4.6 million; 2014 – $4.6 million.

Interest paid amounted to $1.8 million, $2.3 million, and $3.6 million in 2009, 2008 and 2007, respectively.

As of September 30, 2009, we had letters of credit and bank guarantees outstanding totaling $72.8 million, which guarantee either our performance or customer advances under certain contracts. In addition, we had financial letters of credit outstanding totaling $5.8 million as of September 30, 2009, which primarily guarantee our payment of certain self-insured liabilities. We have never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, we estimate the fair value of these instruments to be zero.

Our self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims. Under these arrangements, we self-insure only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $7.6 million and $5.4 million as of September 30, 2009 and 2008, respectively.

NOTE 6—COMMITMENTS

We lease certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2018. These leases, some of which may be renewed for periods up to 10 years, generally require us to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income, for all operating leases amounted to $6.6 million, $6.2 million, and $6.7 million in 2009, 2008 and 2007, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2009 (in thousands):

2010	$ 6,738
2011	5,179
2012	3,907
2013	1,978
2014	1,215
Thereafter	935
	$ 19,952

NOTE 7—INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended September 30,	2009	2008	2007
		(in thousands)	
Current:			
Federal	**$ 11,417**	$ 8,474	$ 9,695
State	**3,691**	2,063	2,793
Foreign	**11,090**	16,051	10,429
Total current	**26,198**	26,588	22,917
Deferred (credit):			
Federal	**2,516**	(5,440)	670
State	**420**	(1,078)	352
Foreign	**420**	315	(277)
Total deferred	**3,356**	(6,203)	745
Total income tax expense	**$ 29,554**	$ 20,385	$ 23,662



NOTE 7—INCOME TAXES—Continued

We calculate deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, and measure them using the enacted tax rates and laws that we expect will be in effect when the differences reverse. Significant components of our deferred tax assets and liabilities are as follows:

September 30,	2009	2008
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	**$ 8,064**	$ 9,796
Allowance for doubtful accounts	**1,670**	1,833
Long-term contracts and inventory valuation reductions	**10,643**	14,185
Allowances for loss contingencies	**5,192**	4,506
Deferred compensation	**3,306**	3,145
Book over tax depreciation	**1,954**	2,295
Adjustment to pension liability	**12,163**	4,003
California research and development credit carryforward	**3,410**	-
Other	**3,115**	1,498
Subtotal	**49,517**	41,261
Valuation allowance	**(3,410)**	-
Deferred tax assets	**46,107**	41,261
Deferred tax liabilities:		
Amortization of goodwill and intangibles	**4,681**	3,726
Prepaid expenses	**1,924**	2,007
State taxes	**980**	1,316
Other	**2,308**	2,499
Deferred tax liabilities	**9,893**	9,548
Net deferred tax asset	**$ 36,214**	$ 31,713

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2009	2008	2007
		(in thousands)	
Tax at federal statutory rate	**$ 29,834**	$ 20,034	$ 22,837
State income taxes, net of federal tax effect	**2,672**	640	2,044
Income exclusion on export sales	**-**	-	(192)
Nondeductible expenses	**408**	152	157
Reversal of reserve accrued for tax contingencies	**(80)**	(1,205)	(911)
Tax effect from foreign earnings repatriation	**3,063**	3,856	2,626
Tax effect from foreign subsidiaries	**(2,523)**	(2,651)	(1,368)
Tax credits and other	**(3,820)**	(441)	(1,531)
	$ 29,554	$ 20,385	$ 23,662



We are subject to ongoing audits from various taxing authorities in the jurisdictions in which we do business. As of September 30, 2009, our open tax years in significant jurisdictions include 2006-2009 in both the U.S. and the U.K. We believe we have adequately provided for uncertain tax issues we have not yet resolved with federal, state and foreign tax authorities. Although not more likely than not, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, we do not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon our results of operations or financial condition.

We have recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments which totaled $4.8 million at September 30, 2009 and $5.8 million at September 30, 2008. The net changes in the liability were as follows:

Years ended September 30,	2009	2008
	(in thousands)	
Balance at October 1	**$ 5,845**	$ 10,001
Increase (decrease) related to tax positions in prior years		
Recognition of benefits from change in tax method of accounting	**-**	(1,577)
Recognition of benefits from expiration of statutes	**(1,555)**	(2,673)
Tax postions related to the current year	**778**	1,008
Decreases related to settlements with taxing authoritites	**(259)**	(914)
Balance at September 30	**$ 4,809**	$ 5,845

At September 30, 2009, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective rate was $3.0 million, and $1.8 million would decrease goodwill. Effective October 1, 2009, we are adopting the revised accounting standard referred to in Note 1, which changes the accounting for acquired tax liabilities such that the utilization of a net operating loss carryforward will no longer reduce goodwill. Therefore, as of October 1, 2009, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective rate is $4.7 million. Over the next year, we do not expect a significant increase or decrease in the unrecognized tax benefits recorded as of September 30, 2009. The amount of net interest and penalties recognized as a component of income tax expense during 2009, 2008 and 2007 was not material. Interest and penalties accrued at September 30, 2009 and 2008 amounted to $0.4 million and $0.5 million, respectively, bringing the total liability for uncertain tax issues to $5.1 million and $6.3 million as of September 30, 2009 and 2008, respectively.

We made income tax payments, net of refunds, totaling $28.8 million, $18.2 million and $26.2 million in 2009, 2008 and 2007, respectively.

Income before income taxes includes the following components:

Years ended September 30,	2009	2008	2007
		(in thousands)	
United States	**$ 45,329**	$ 4,920	$ 33,412
Foreign	**39,911**	52,319	31,836
Total	**$ 85,240**	$ 57,239	$ 65,248

Management evaluates our capital requirements in our foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the businesses. We provide U.S. taxes on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. In 2009, we determined that 12 million British pounds ($18.4 million, net of hedge losses) was excess capital in the U.K. and 10 million New Zealand dollars ($6.4 million, net of hedge losses) was excess capital in New Zealand and paid dividends of those amounts to the U.S. parent company in 2009. U.S. taxes provided on these dividends amounted to approximately $3.1 million in 2009.

Undistributed earnings of all our foreign subsidiaries amounted to approximately $57.5 million at September 30, 2009. We consider those earnings to be indefinitely reinvested and, accordingly, we have not provided for U.S. federal and state income taxes thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. It is not practicable for us to determine the total amount of unrecognized deferred U.S. income tax liability because of the complexities associated with its hypothetical calculation.



NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS

We have profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over periods from zero to five years. More than half of our contributions to these plans are discretionary with the Board of Directors. Company contributions to the plans aggregated $15.4 million, $14.2 million and $13.6 million in 2009, 2008 and 2007, respectively.

Certain employees in the U.S. are covered by a noncontributory defined benefit pension plan for which benefits were frozen as of December 31, 2006 ("curtailment"). The effect of the curtailment is that no new benefits have been accrued after that date. Approximately one-half of our European employees are covered by a contributory defined benefit pension plan. Our funding policy provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. September 30 is used as the measurement date for these plans.

The unrecognized amounts recorded in accumulated other comprehensive income will be subsequently recognized as net periodic pension cost, consistent with our historical accounting policy for amortizing those amounts. We will recognize actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods as increases or decreases in other comprehensive income, net of tax, in the period they arise. We adjust actuarial gains and losses recognized in other comprehensive income as they are subsequently recognized as a component of net periodic pension cost.

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans:

September 30,	2009	2008
Change in benefit obligations:	(in thousands)	
Net benefit obligation at the beginning of the year	$ 145,440	$ 164,075
Service cost	2,521	3,520
Interest cost	9,679	9,761
Actuarial loss (gain)	16,065	(19,898)
Participant contributions	1,124	1,211
Gross benefits paid	(5,197)	(5,148)
Foreign currency exchange rate changes	(5,010)	(8,081)
Net benefit obligation at the end of the year	164,622	145,440
Change in plan assets:		
Fair value of plan assets at the beginning of the year	128,989	162,542
Actual return on plan assets	3,207	(24,913)
Employer contributions	9,504	3,380
Participant contributions	1,124	1,211
Gross benefits paid	(5,197)	(5,148)
Administrative expenses	(701)	(809)
Foreign currency exchange rate changes	(4,518)	(7,274)
Fair value of plan assets at the end of the year	132,408	128,989
Unfunded status of the plans	(32,214)	(16,451)
Unrecognized net actuarial loss	34,754	11,439
Net amount recognized	$ 2,540	$ (5,012)
Amounts recognized in Accumulated OCI		
Liability adjustment to OCI	$ (34,754)	$ (11,439)
Deferred tax asset	12,163	4,003
Accumulated other comprehensive loss	$ (22,591)	$ (7,436)



The projected benefit obligation, ABO and fair value of plan assets for the defined benefit pension plans in which the ABO was in excess of the fair value of plan assets were as follows:

September 30,	2009	2008
	(in thousands)	
Projected benefit obligation	**$ 164,622**	$ 91,988
Accumulated benefit obligation	**148,375**	91,988
Fair value of plan assets	**132,408**	82,534

The ABO for our U.K. pension plan did not exceed the fair value of plan assets at September 30, 2008 and, therefore, values for the U.K. plan are not included in the table above for 2008.

The components of net periodic pension cost were as follows:

Years ended September 30,	2009	2008	2007
		(in thousands)	
Service cost	**$ 2,521**	$ 3,520	$ 5,056
Interest cost	**9,679**	9,761	9,581
Expected return on plan assets	**(9,569)**	(12,706)	(11,323)
Amortization of:			
Prior service cost	**-**	-	7
Actuarial loss (gain)	**-**	(243)	458
Administrative expenses	**100**	112	114
Net pension cost	**$ 2,731**	$ 444	$ 3,893

Years ended September 30,	2009	2008	2007
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	**5.6%**	7.3%	6.2%
Rate of compensation increase	**4.5%**	4.8%	4.4%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	**7.3%**	6.2%	5.6%
Expected return on plan assets	**7.8%**	8.0%	8.1%
Rate of compensation increase	**4.8%**	4.4%	4.5%

The weighted average asset allocations by asset category for our pension plans as of September 30 were as follows:

	2009	2008
Equity securities	**67%**	71%
Debt securities	**30%**	22%
Real estate	**2%**	5%
Other	**1%**	2%
Total	**100%**	100%



NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS—Continued

We have the responsibility to formulate the investment policies and strategies for the plans' assets. Our overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve benefit security for the plans' participants, and minimize the necessity of contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

We do not direct the day-to-day operations and selection process of individual securities and investments, and, accordingly, we have retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. We provide each investment manager with specific investment guidelines by asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2009:

Asset Category	Allocation Range
Equity securities	35% to 80%
Debt securities	10% to 60%
Other, primarily cash and cash equivalents	0% to 8%

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2009 and 2008.

We expect to contribute approximately $3.2 million to our pension plans in 2010.

We expect the following pension benefit payments, which reflect expected future service, as appropriate, to be paid (in thousands):

2010	$ 5,692
2011	6,257
2012	6,645
2013	7,051
2014	7,311
2015-2019	43,092

NOTE 9—LEGAL MATTERS

In 1998, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a United States District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus costs and interest. Both parties appealed to the 9th Circuit Court of Appeals, where the cases are stayed. Several potential lienors of Iran's judgment have filed liens but have not obtained valid court orders enforcing the liens. We are not aware whether any such claimants against Iran's judgment have received Terrorism Risk Insurance Act funds (which would make their claims unenforceable). Under a 1979 Presidential executive order, all transactions by United States citizens with Iran are prohibited. Therefore, even if Iran were to prevail in the 9th Circuit litigation, it is unlikely that we would be permitted to pay any amount to Iran. Payments to valid lienors could potentially be enforced, so in a previous year we recorded a liability for the amount of the judgment and are continuing to accrue interest.

In December 2008, we were named in a class action lawsuit alleging misclassification of Training Analysts as exempt from overtime, seeking damages for overtime pay and back wages, as well as damages for various violations of California and federal wage and hour laws. We filed an Answer in January 2009. We sent a demand for indemnity to our prime contractor, and we sent a demand to our insurance carrier for coverage on some or all of the claims. Mediation was conducted in August 2009 and we settled the matter for $1.7 million. The insurance carrier agreed to contribute $0.3 million toward the settlement; however, we are still awaiting a response from the prime contractor. Preparation of a Settlement Agreement and related documents are in process. We expect preliminary court approval of the settlement in late 2009. We recorded a liability for the settlement amount less the insurance carrier contribution in the fourth quarter of fiscal 2009.

We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business. We believe the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on our financial position.



NOTE 10—BUSINESS SEGMENT INFORMATION

At September 30, 2009, we reevaluated our segment reporting in light of changes to our management structure, internal performance reporting and incentive compensation plans that became effective in 2009. Previously our defense business had been reported as a single segment, with a single executive responsible for the entire business, operating performance measured as a single unit and management incentive plans that were based on total defense segment performance. With the changes during the current fiscal year, we are now reporting results for two defense segments, Defense Systems and Mission Support Services. The Transportation Systems segment is still considered one reporting segment. We have reclassified prior period amounts to reflect this organizational change.

Description of the types of products and services from which each reportable segment derives its revenues:

We have three primary business segments: Cubic Transportation Systems (CTS), Cubic Defense Systems (CDS) and Mission Support Services (MSS). CTS designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. CDS performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment.

Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, avionics systems, power amplifiers and receivers. MSS provides computer simulation training, development of training doctrine, live training support and field operations and maintenance services.

Measurement of segment profit or loss and segment assets:

We evaluate performance and allocate resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify our reportable segments:

Our reportable segments are business units that offer different products and services and are each managed separately. Operating results for each segment are reported separately to senior corporate management to make decisions as to the allocation of corporate resources and to assess performance.

Business segment financial data is as follows:

Years ended September 30,	2009	2008	2007
		(in millions)	
Sales:			
Transportation Systems	**$ 303.4**	$ 272.3	$ 236.6
Defense Systems	**285.4**	275.3	333.1
Mission Support Services	**424.4**	332.5	308.0
Other	**3.5**	1.0	12.2
Total sales	**$ 1,016.7**	$ 881.1	$ 889.9
Operating income:			
Transportation Systems	**$ 44.1**	$ 43.0	$ 20.1
Defense Systems	**19.0**	(9.5)	16.6
Mission Support Services	**27.9**	27.8	27.6
Restructuring activity	**-**	(6.2)	-
Unallocated corporate expenses and other	**(6.3)**	(1.8)	(2.2)
Total operating income	**$ 84.7**	$ 53.3	$ 62.1
Assets:			
Transportation Systems	**$ 172.6**	$ 144.5	$ 170.6
Defense Systems	**157.2**	206.1	214.1
Mission Support Services	**142.1**	151.1	79.0
Corporate and other	**284.4**	139.6	128.9
Total assets	**$ 756.3**	$ 641.3	$ 592.6



NOTE 10—BUSINESS SEGMENT INFORMATION—Continued

Years ended September 30,	2009	2008	2007
		(in millions)	
Depreciation and amortization:			
Transportation Systems	$ 2.4	$ 1.8	$ 2.2
Defense Systems	6.0	5.7	5.3
Mission Support Services	6.2	1.7	0.8
Corporate and other	1.0	0.5	0.5
Total depreciation and amortization	$ 15.6	$ 9.7	$ 8.8
Expenditures for long-lived assets:			
Transportation Systems	$ 1.2	$ 1.0	$ 1.8
Defense Systems	3.3	4.7	3.8
Mission Support Services	-	0.1	0.5
Corporate and other	0.8	2.3	-
Total expenditures for long-lived assets	$ 5.3	$ 8.1	$ 6.1

Years ended September 30,	2009	2008	2007
		(in millions)	
Geographic Information:			
Sales (a):			
United States	$ 666.2	$ 532.3	$ 606.6
United Kingdom	179.2	189.6	153.1
Canada	18.5	25.4	26.5
Australia	39.9	43.0	26.9
Middle East	19.3	37.8	17.2
Far East	61.5	38.1	43.4
Other	32.1	14.9	16.2
Total sales	$ 1,016.7	$ 881.1	$ 889.9

(a) Sales are attributed to countries or regions based on the location of customers.

	2009	2008	2007
Long-lived assets, net:			
United States	$ 43.7	$ 47.4	$ 48.0
United Kingdom	10.3	12.0	14.1
Other foreign countries	1.9	1.9	2.0
Total long-lived assets, net	$ 55.9	$ 61.3	$ 64.1

MSS and CDS segment sales include $592.1 million, $477.8 million and $484.4 million in 2009, 2008 and 2007, respectively, of sales to U.S. Government agencies. Transportation systems sales include $97.3 million, $110.7 million, and $71.4 million of sales to TranSys in 2009, 2008 and 2007, respectively. No other single customer accounts for 10% or more of our revenues.



NOTE 11—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our quarterly results of operations for the years ended September 30, 2009 and 2008:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2009				
Net sales	**$ 244,851**	**$ 242,873**	**$ 248,177**	**$ 280,756**
Operating income	**21,130**	**21,809**	**21,649**	**20,120**
Net income	**14,183**	**14,217**	**14,908**	**12,378**
Net income per share	**0.53**	**0.53**	**0.56**	**0.46**
Fiscal 2008				
Net sales	$ 202,722	$ 210,280	$ 232,892	$ 235,241
Operating income	17,088	13,886	11,475	10,815
Net income	10,676	9,646	8,478	8,054
Net income per share	0.40	0.36	0.32	0.30



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cubic's internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 9, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, CA
December 9, 2009



Report of Management

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, we conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, we concluded that we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria in Internal Control – Integrated Framework, issued by COSO. Our internal control over financial reporting as of September 30, 2009, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which follows.



Walter J. Zable
Chairman of the Board
President and Chief Executive Officer



William W. Boyle
Senior Vice President and
Chief Financial Officer



Mark A. Harrison
Vice President and
Corporate Controller



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cubic Corporation

We have audited Cubic Corporation's internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2009 and 2008, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended September 30, 2009 of Cubic Corporation and our report dated December 9, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Diego, California
December 9, 2009



DIRECTORS AND OFFICERS

DIRECTORS

Walter J. Zable
Director
Chairman of the Board, President and
Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

Bruce G. Blakley
Independent Director
Managing Partner in San Diego Office of
PricewaterhouseCoopers, Retired
(Chair - Audit and Compliance Committee,
Executive Compensation Committee)

William W. Boyle
Director
Senior Vice President and
Chief Financial Officer
(Executive Committee)

Edwin A. Guiles
Independent Director
Executive Vice President of Corporate
Development with Sempra Energy, Retired
(Audit and Compliance Committee)

Raymond L. deKozan
Director
Senior Group Vice President

Raymond E. Peet
Independent Director
Vice Admiral, USN, Retired
(Audit and Compliance Committee,
Executive Compensation Committee)

Robert S. Sullivan
Lead Independent Director
Dean of the Rady School of Management,
University of California, San Diego
(Chair - Executive Compensation Committee,
Audit and Compliance Committee,
Nominating and Corporate Governance
Committee, Executive Committee)

John H. Warner, Jr.
Independent Director
Executive Vice President and
Director, Science Applications International
Corporation, Retired
(Audit and Compliance Committee,
Chair - Nominating and Corporate
Governance Committee)

OFFICERS

Walter J. Zable
Chairman of the Board, President and
Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President
Chairman of Transportation Systems

William W. Boyle
Senior Vice President and
Chief Financial Officer

Raymond L. deKozan
Senior Group Vice President

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary,
General Counsel

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and
Corporate Development

Gregory L. Tanner
Treasurer

OFFICE OF THE CEO

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and
Chief Financial Officer

Raymond L. deKozan
Senior Group Vice President



Corporate Information and Regional Offices

CUBIC DEFENSE SYSTEMS
9333 Balboa Avenue
San Diego, CA 92123
858-277-6780
858-505-1523 Fax
Bradley H. Feldmann
President
Thomas A. Echols
Senior Vice President,
Business Operations & Controller
Raymond C. Barker
Executive Vice President,
Business Development & Strategy

Simulation Systems Division
2001 W. Oak Ridge Road, Suite 100
Orlando, FL 32809-3803
407-859-7410
407-251-9963 Fax
Theresa W. Kohl
Vice President & General Manager

Cubic Field Services Canada, Ltd
Suite 402, 222 Queen Street
Ottawa Ontario K1P 5V9
613-233-5523
613-563-4284 Fax
Robert T. Reilander
President

Cubic Defense New Zealand, Ltd
P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, 1141, New Zealand
011-64-9-379-0360
011-64-9-373-9799 Fax
Ernie L. Armijo
General Manager

Washington
Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600
703-415-1608 Fax
Michael L. Kelly
Vice President (Acting),
Washington Operations

London
AWES EXCON Building
Westdown Camp
Tilshead
Salisbury, Wiltshire SP3 4RS
United Kingdom
01908 621393
01980 621033 Fax
Tony Field
Site Manager

Australia
Cubic Defense Australia Pty Ltd
P.O. Box 811
3/16 Casey Street
Aitkenvale, Queensland 4814
61 (0)7 4775 1881
61 (0)7 4728 8242 Fax
Mark L. Horn
General Manager

MISSION SUPPORT SERVICES
Cubic Applications, Inc. (CAI)
Cubic Worldwide Technical Services, Inc. (CWTS)
Omega Training Group, Inc. (Omega)
4550 Third Ave S.E., Suite B
Lacey, WA 98503
360-493-6275
360-493-6195 Fax
Jimmie L. Balentine
President
Ruth Van Sickle
Executive Vice President

Operations Support Division
One Enterprise Parkway, Suite 100
Hampton, VA 23666
757-722-0717
757-722-2585 Fax
Richard D. Bristow
Vice President & General Manager

12000 Research Parkway, Suite 408
Orlando, FL 32826
407-273-5500
407-275-0200 Fax
Leonard M. Supko
Program Manager

6 Eleventh Avenue, Suite H-3
Shalimar, FL 32579
850 609-1600
850 609-0100 Fax
Richard L. Dickson
Program Manager

4250 Crossing Blvd
Prince George, VA 23875
804-458-3414
804-458-3417 Fax
Michael Cooper
Program Manager

Training & Education Division
426 Delaware St., Suite C-3
Leavenworth, KS 66048
913-651-9782
913-651-5437 Fax
John R. Schmader
Vice President & General Manager

Worldwide Technical Services Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
619-523-0848
619-523-0855 Fax
Kevin J. Hayes
Vice President & General Manager

Information Operations Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
619-523-0848
619-523-0855 Fax
Alan D. Sargeant
Vice President & General Manager

Defense Modernization Division
5695 King Centre Drive, Suite 300
Kingstowne, VA 22315
703-415-1600
703-415-1608 Fax
Larry G. Smith
Vice President & General Manager

Omega Training Division
7201 Moon Road
Columbus, GA 31909
706-569-9100
706-569-7400 Fax
Caryl G. (Glenn) Marsh
Vice President & General Manager

JRTC Mission Support
P.O. Box 3904
Fort Polk, LA 71459
337-531-1858
337-535-1378 Fax
William C. David
Vice President & Program Manager

CORPORATE LEGISLATIVE AFFAIRS
Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
703-415-1600
703-415-1608 Fax
Jack W. Liddle
Vice President



CUBIC TRANSPORTATION SYSTEMS

Worldwide Headquarters
Cubic Transportation Systems, Inc.
5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax
Walter C. Zable
Chairman
Stephen O. Shewmaker
President
Matthew J. Cole
Vice President, Financial Operations
David M. Lapczynski
Senior Vice President Worldwide Services
James Edwards
Vice President & General Counsel

North America Operations

5650 Kearny Mesa Road
San Diego, CA 92111
858-268-3100
858-292-9987 Fax
Richard Wunderle
Senior Vice President & General Manager

U.S. Regional Offices
New York
245 West 17th Street
8th Floor
New York, NY 10011
212-255-1810
212-727-8394 Fax

Washington, D.C.
3810 Concorde Pkwy
Suite 700
Chantilly, VA 20151
703-802-2100
703-802-8985 Fax

Concord, California
Customer Service Center
1800 Sutter Street #900
Concord, CA 94520
925 686-8200
925 686-8259 Fax

Atlanta
Customer Service Center
470 Armour Drive
Atlanta, GA 30324
404-724-2205
404-724-2209 Fax

Los Angeles
Customer Service Center
918 W. Venice Blvd.
Los Angeles, CA 90015
213-749-7901
213-749-7932 Fax

Worldwide Production Center
1308 South Washington Street
Tullahoma, TN 37388
931-455-8524
931-455-1108 Fax
John Madeiros
Vice President, Procurement / Manufacturing

Australia Operations

Cubic Transportation Systems, Inc.
(Australia) PTY Limited
Level 2, 333 Adelaide Street
Brisbane, Queensland 4000
Australia
+61-7-3232-1000
+61-7-3232-1085 Fax
Matthew J. Cole
Managing Director (Acting)
Basil Kypriadakis
General Manager Services &
Deputy Managing Director
Sydney Offices

247 Balcatta Road
Balcatta, Western Australia 6021
Australia
+011-618-9273-1448
+011-618-9344-3686 Fax

2/26 James Street
Lidcombe, New South Wales 2141
Australia
+61-2-8249-8148
+61-2-9749-9230 Fax

3/11 Palmer Place,
Murarrie, Queensland 4172
Australia

Suite 6, Level 5, 95 Pitt Street
Sydney, New South Wales 2000
Australia
+61-2-8249 8148
+61-2-8249 8337 Fax

European Operations

European Headquarters
Cubic Transportation Systems Limited
Automated Fare Collection House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
United Kingdom
44-1737-782200
44-1737-789759 Fax
Roger Crow
Managing Director

Maintenance Centre
8 Gatton Park Business Centre
Wells Place, Merstham
Redhill, Surrey, RH1 3DR
United Kingdom
44-1737-782200
44-1737-648501 Fax

Customer Service Centre
Derwent House, Kendal Avenue
Park Royal, London W3 0XA
United Kingdom
011-44-17373 782200
011-44-208-992-8072 Fax
Joe McCaffrey
Customer Services Director

Cubic Nordic
Branch of Cubic Transportation Systems Limited
Herstedøestervej 9
DK-2600, Glostrup
Denmark
45-43-43-3999
45-43-43-3488 Fax
Joe McCaffrey
Managing Director

Cubic Transportation Systems
(Deutschland) GmbH
Westhafenplatz 1
60327, Frankfurt
Germany
49-69-710-456-462
49-69-710-456-450 Fax
Joe McCaffrey
Managing Director

India Operations
Cubic Transportation Systems
(India) Private Limited
#1-99/64/30, Plot No. 30,
Rohini Layout, Opp. Cyber Towers,
Hi-Tech City, Hyderabad – 500 081
Andhra Pradesh, India
Kishan Kamojjhala
Managing Director

CUBIC SECURITY SYSTEMS

9333 Balboa Avenue
San Diego, CA 92123
858-505-2944
858-505-1536 Fax
Walt Bonneau, Jr.
President

eAccess, LLC

4285 Ponderosa Ave.
San Diego, CA 92123
858-505-2219
Robert A. Kraft
President



Shareholder Information

Listing
New York Stock Exchange (NYSE)

Symbol
CUB

Shareholders of Record at September 30, 2009
931

Registrar and Transfer Agent
American Stock Transfer and Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, web site or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

Auditors
Ernst & Young LLP

Information for Shareholders
Web Site: www.cubic.com
Click on "Investor Info" for

- Corporate governance information
- Company ethics policy
- Contact information
- Annual reports
- Committee Charters

Investor Line: (858) 505-2222
E-mail: investor.relations@cubic.com

Annual Meeting
The 2010 Annual Meeting will be held in the main conference room at Cubic's headquarters.

Location
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Date and Time
February 23, 2010
11:30 a.m. Pacific Standard Time

Shareholders of record on December 28, 2009 are being sent the required Notice & Access letter for the Annual Meeting.

Cubic will furnish its 2009 Annual Report to shareholders and its annual SEC Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or e-mail.

Mailing Address
Cubic Corporation
Investor Relations
Diane L. Dyer
Director Investor Relations
9333 Balboa Avenue
San Diego, California 92123

E-mail Address
investor.relations@cubic.com



Peer Group Constituents

Peer Group Constituents - See Stock Performance Graph on the inside front cover.
The defense, homeland security and space index named SPADE is made up of the following companies as of September 30, 2009:

- AAR
- AeroVironment
- Alliant Techsystems
- American Science & Engineering
- Applied Signal
- Argon ST
- Ball Aerospace
- Boeing
- CACI International
- Ceradyne
- Cogent
- Computer Sciences
- Comtech Telecom
- Cubic Corporation
- Ducommun
- DynCorp International
- Elbit Systems
- Esterline Technologies
- FLIR Systems
- Garmin
- General Dynamics
- GeoEye
- Goodrich
- Harris
- Herley
- Integral Systems
- ITT
- L-1 Identity Solutions
- L-3 Communications
- Ladish
- Lockheed Martin
- Mantech International
- Mercury Computer Systems
- MOOG
- NCI
- Northrop Grumman
- Orbital Sciences
- Oshkosh Truck
- OSI Systems
- Precision Castparts
- Raytheon
- Rockwell Collins
- SAIC
- SRA International
- Stanley
- TASER International
- Teledyne Technologies
- Textron
- Trimble Navigation
- Triumph Group
- URS Corporation
- ViaSat
- VSE Corporation



Trademarks + Credits

Trademarks

CharlieCard™ is a trademark of Massachusetts Bay Transportation Authority

CombatRedi™ is a trademark of Cubic Defense Applications, Inc.

Cubic® and  are registered trademarks of Cubic Corporation

FREEDOM™ is a trademark of the Port Authority Transportation Corporation

ICADS™ is a trademark of Cubic Defense Applications, Inc.

MetroCard® is a registered trademark of the Metropolitan Transportation Authority

Nextfare® is a trademark of Cubic Transportation Systems, Inc.

SmartLink℠ is a service mark of the Port Authority of New York and New Jersey

SmarTrip® is a registered trademark of Washington Metropolitan Area Transit Authority

SPADE® and the SPADE® Defense Index are registered trademarks of the ISBC

TAP™ is a trademark of the Los Angeles County Metropolitan Transportation Authority

TransLink® is a federally registered service mark owned by Metropolitan Transportation Commission

Tri-Reader® is a trademark of Cubic Transportation Systems, Inc.

xPERT™ is a trademark of Cubic Transportation Systems, Inc.

Photography Credits

DEPARTMENT OF DEFENSE

U.S. Air Force

Technical Sergeant Kevin J. Gruenwald

Technical Sergeant Jeremy T. Lock

Master Sergeant Jack Braden

Staff Sergeant Christopher Boitz

U.S. Army

Private Song Chang-do, 8th U.S. Army Public Affairs

Specialist Keith Henning

Sergeant 1st Class Ken McCooley 162nd Infantry Brigade Public Affairs Office

Technical Sergeant Michael R. Holzworth

Staff Sergeant Joe Laws

Private First Class Brandon Rynard

U.S. Navy

Marine Corps Supply Activity
Whitfield M. Palmer

Image and Graphic Design

Heidi Heiser
Senior Graphic Artist
Cubic Defense Systems



Program Performance

Innovations

Long-Term Relationships

Growth


BUILDING ON OUR GLOBAL FOOTPRINT


CUBIC
CORPORATION

9333 Balboa Avenue
San Diego, CA 92123
P.O. Box 85587
San Diego, CA 92186-5587

800-854-2876
858-277-6780
858-505-1535 fax

www.cubic.com

Traded on the New York Stock Exchange under the symbol CUB